SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

EASTMAN KODAK COMPANY

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

277461 40 6

(CUSIP Number)

Mr. Matthew Ray

c/o Grand Oaks Capital

7632 County Road 42

Victor, New York 14564

Telephone (585) 340-1200

(Name, Address and telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 277461406	Page 2 of 8

1	Names of Reporting Persons GO EK Ventures IV, LLC
2	Check the Appropriate Box if a Member of a Group* (A) ☐ (B) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,500,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 7,500,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Reporting Person 7,500,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.74%
14	Type of Reporting Person OO

CUSIP NO. 277461406	Page 3 of 8

1	Names of Reporting Persons B. Thomas Golisano
2	Check the Appropriate Box if a Member of a Group* (A) ☐ (B) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,500,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 7,500,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Reporting Person 7,500,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.74%
14	Type of Reporting Person IN

CUSIP NO. 277461406	Page 4 of 8

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the common stock, $0.01 par value per share (“Common Stock”), of Eastman Kodak Company, a New Jersey corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 343 State Street, Rochester, New York, NY 14650.

Item 2.	Identity and Background.

This Schedule 13D is filed by B. Thomas Golisano and GO EK Ventures IV, LLC, a Delaware limited liability company (collectively, the “Reporting Persons”). The principal business of GO EK Ventures IV, LLC is to engage in any and all lawful purposes, and the address of its principal office is 7632 County Road 42, Victor, NY 14564. Mr. Golisano is the sole member of GO EK Ventures IV, LLC. The business address of Mr. Golisano is 7632 County Road 42, Victor, NY 14564. Mr. Golisano is Chairman of Paychex, Inc., a provider of payroll, human resource, and benefits outsourcing services, with an address of 911 Panorama Trail South, Rochester, New York 14625. Mr. Golisano is a citizen of the United States.

During the last five years neither of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of funds for the purchase was personal funds.

Item 4.	Purpose of the Transaction.

The securities reported on herein were acquired on February 26, 2021, at the initial closing of the purchase transaction under that certain Series C Preferred Stock Purchase Agreement dated as of February 26, 2021, by and among GO EK Ventures IV, LLC and the Issuer. The Series C Preferred Stock Purchase Agreement is filed herewith as Exhibit A hereto ("Series C Preferred Stock Purchase Agreement"). 750,000 shares of 5.0% Series C Convertible Preferred Stock no par value per share of the Issuer ("Series C Preferred Stock") were purchased at the initial closing. The Series C Preferred Stock Purchase Agreement provides for the purchase and sale of an additional 250,000 shares of Series C Preferred Stock of the Issuer at a second closing subject to expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, which is expected to occur prior to April 12, 2021 (the “HSR Condition”).

CUSIP NO. 277461406	Page 5 of 8

The securities reported on herein are held for the purpose of investment.

The Reporting Persons have the right and obligation to acquire an additional 250,000 shares of Series C Preferred Stock of the Issuer at the second closing under the Series C Preferred Stock Purchase Agreement subject to the HSR Condition.

The Reporting Persons, as holders of Series C Preferred Stock, have the right to receive dividends on such shares at the rate of 5.0% per annum on the liquidation preference of each share Series C Preferred Stock, which dividends are payable quarterly in the form of additional shares of Series C Preferred Stock, when and as declared by the Issuer. If dividends on the Series C Preferred Stock are not declared and paid for any given fiscal quarter, the liquidation preference is automatically increased by the amount of such unpaid dividends.

The Reporting Persons, as holders of the Series C Preferred Stock have the right to elect at any time to convert their shares of Series C Preferred Stock into shares of Common Stock at the initial conversion price of $10 per share of Common Stock, corresponding to an initial conversion rate of 10 shares of Common Stock for each share of Series C Preferred Stock. The initial conversion price and the corresponding conversion rate will be subject to certain customary anti-dilution adjustments and to proportional increase in the event the liquidation preference of the Series C Preferred Stock is automatically increased as described above. If any shares of Series C Preferred are converted after a record date for the payment of in-kind dividends on the Series C Preferred Stock, the Issuer may elect to pay such dividends in cash or additional shares of Common Stock.

If a holder elects to convert any shares of Series C Preferred Stock during a specified period in connection with a fundamental change, the holder will be entitled to receive either (i) the number of shares of Common Stock it would otherwise receive upon a conversion of such shares plus an additional number of shares based on the date of such fundamental change and the price per share of the Common Stock in connection with such fundamental change (or cash payment in lieu of such additional shares) or (ii) a number of shares of Common Stock at a conversion rate based on the market value per share of the Common Stock during the 15 consecutive trading day period immediately prior to such fundamental change, subject to certain limitations. Such holder will also be entitled to a payment in respect of accumulated dividends and a payment based on the present value of all required remaining scheduled dividend payments in respect of the converted shares through the date that is 91 days following the fifth anniversary of the initial issuance of the Series C Preferred Stock. Such additional payments will be payable at the Issuer’s option in cash or in additional shares of Common Stock.

Holders of Series C Preferred Stock have certain limited special approval rights, including with respect to the issuance of pari passu or senior equity securities of the Issuer.

Under the Series C Preferred Stock Purchase Agreement, the Reporting Persons are entitled to nominate one director to the Issuer's board of directors. This continues until the earlier of the third anniversary of the initial issuance of Series C Preferred Stock or when the Reporting Persons ceasing to directly or indirectly hold at least a majority of the shares of Series C Preferred Stock purchased pursuant to the Purchase Agreement or the Common Stock received upon the conversion of such shares. The Issuer must include the designee in its slate of nominees at each annual or special meeting of shareholders, recommend a vote in favor and support the designee no less rigorous and favorable than its supports its other nominees.

Under the terms of the Series C Preferred Stock purchased by the Reporting Persons, ninety-one (91) days after the 5th anniversary of the date of the initial issuance of the Series C Preferred Stock, the Issuer is required to redeem all of the Series C Preferred Stock for the liquidation preference plus accrued and unpaid dividends. The Reporting Persons may extend this by up to two years.

Except as set forth above, the Reporting Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP NO. 277461406	Page 6 of 8

Item 5.	Interest in Securities of the Issuer.

a)	The aggregate number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons are 7,500,000 shares, all of which shares are underlying Series C Preferred Stock. The 7,500,000 shares of Common Stock beneficially owned by the Reporting Persons represent approximately 8.74% of the total shares of Common Stock outstanding as of February 26, 2021. The percentage of outstanding shares of Common Stock beneficially owned by the Reporting Persons is based upon 78,846,345 shares issued and outstanding as of February 26, 2021, based on information in the Series C Preferred Stock Purchase Agreement.
b)	The Reporting Persons have the sole power to vote or to direct the vote of, and sole power to dispose or to direct the disposition of, 7,500,000 shares of Common Stock.
c)	Except as disclosed herein, neither of the Reporting Persons have effected any transaction in the shares of Common Stock during the last 60 days.
d)	None.
e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Series C Preferred Stock Purchase Agreement provides for the purchase and sale of an additional 250,000 shares of Series C Preferred Stock of the Issuer by the Reporting Persons at a second closing subject to the HSR Condition.

The Reporting Persons, as holders of Series C Preferred Stock, have the right to receive dividends on such shares at the rate of 5.0% per annum on the liquidation preference of each share Series C Preferred Stock, which dividends are payable quarterly in the form of additional shares of Series C Preferred Stock, when and as declared by the Issuer.

The Reporting Persons, as holders of the Series C Preferred Stock, have the right to elect at any time to convert their shares of Series C Preferred Stock into shares of Common Stock at the initial conversion price of $10 per share of Common Stock, corresponding to an initial conversion rate of 10 shares of Common Stock for each share of Series C Preferred Stock. The initial conversion price and the corresponding conversion rate will be subject to certain customary anti-dilution adjustments and to proportional increase in the event the liquidation preference of the Series C Preferred Stock is automatically increased as described above. If any shares of Series C Preferred are converted after a record date for the payment of in-kind dividends on the Series C Preferred Stock, the Issuer may elect to pay such dividends in cash or additional shares of Common Stock.

If a holder elects to convert any shares of Series C Preferred Stock during a specified period in connection with a fundamental change, the holder will be entitled to receive either (i) the number of shares of Common Stock it would otherwise receive upon a conversion of such shares plus an additional number of shares based on the date of such fundamental change and the price per share of the Common Stock in connection with such fundamental change (or cash payment in lieu of such additional shares) or (ii) a number of shares of Common Stock at a conversion rate based on the market value per share of the Common Stock during the 15 consecutive trading day period immediately prior to such fundamental change, subject to certain limitations. Such holder will also be entitled to a payment in respect of accumulated dividends and a payment based on the present value of all required remaining scheduled dividend payments in respect of the converted shares through the date that is 91 days following the fifth anniversary of the initial issuance of the Series C Preferred Stock. Such additional payments will be payable at the Issuer’s option in cash or in additional shares of Common Stock.

Holders of Series C Preferred Stock have certain limited special approval rights, including with respect to the issuance of pari passu or senior equity securities of the Issuer.

The Reporting Persons are entitled to certain rights with respect to the registration of the securities of the Issuer under the Securities Act of 1933, as amended, pursuant to a Registration Rights Agreement between the Issuer and GO EK Ventures IV, LLC dated February 26, 2021. A copy of the Registration Rights Agreement is filed herewith as Exhibit B hereto.

Under the terms of the Series C Preferred Stock purchased by the Reporting Persons, ninety-one (91) days after the 5th anniversary of the date of the initial issuance of the Series C Preferred Stock, the Issuer is required to redeem all of the Series C Preferred Stock for the liquidation preference plus accrued and unpaid dividends. The Reporting Persons may extend this by up to two years.

CUSIP NO. 277461406	Page 7 of 8

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description
A.	Series C Preferred Stock Purchase Agreement, dated as of February 26, 2021, by and among Eastman Kodak Company and GO EK Ventures IV, LLC.
B.	Registration Rights Agreement, dated as of February 26, 2021, by and between Eastman Kodak Company and GO EK Ventures IV, LLC.
C.	A written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Exchange Act.

Signature

After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2021	/s/ B. Thomas Golisano
B. Thomas Golisano

Go EK Ventures IV LLC

Dated: March 8, 2021	By: /s/ B. Thomas Golisano
B. Thomas Golisano, Member

CUSIP NO. 277461406	Page 8 of 8

EXHIBIT C

Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock of Eastman Kodak Company and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this 8th day of March 2021

/s/ B. Thomas Golisano
B. Thomas Golisano

Go EK Ventures IV LLC

By:	/s/ B. Thomas Golisano
B. Thomas Golisano, Member

EXECUTION VERSION

SERIES C PREFERRED STOCK PURCHASE AGREEMENT

dated as of February 26, 2021

by and among

EASTMAN KODAK COMPANY

and

GO EK VENTURES IV, LLC

i

TABLE OF CONTENTS

(continued)

ii

TABLE OF CONTENTS

(continued)

iii

SERIES C PREFERRED STOCK PURCHASE AGREEMENT

THIS SERIES C PREFERRED STOCK PURCHASE AGREEMENT (this “Agreement”), is made and entered into as of the 26th day of February, 2021, by and among Eastman Kodak Company, a New Jersey corporation (the “Company”) and the investor listed on Exhibit A to this Agreement (the “Purchaser”).

RECITALS

WHEREAS, the Company desires to sell and issue to the Purchaser, and the Purchaser desires to purchase and accept from the Company, in the aggregate, 1,000,000 preferred shares of the Company, designated as 5.00% Series C Convertible Preferred Stock, no par value per share (the “Series C Preferred Stock”), having the terms set forth in the Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of the Company, as amended (the “Certificate of Incorporation”) in the form attached hereto as Exhibit B (the “Series C Certificate of Amendment”), subject to the terms and conditions set forth in this Agreement; and

WHEREAS, in connection with the issuance of the Series C Preferred Stock, the Company and the Purchaser will enter into the Registration Rights Agreement, to be dated as of the Closing Date (as defined below), in the form attached hereto as Exhibit C (the “Series C Registration Rights Agreement”).

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements set forth herein, the parties agree as follows:

ARTICLE I

DEFINITIONS

1.1     Definitions. As used in this Agreement, the following terms have the following meanings:

(a) “Additional Liquidation Preference” has the meaning assigned to it in the Series C Certificate of Amendment.

(b) “Antitakeover Provisions” means the provisions of any rights plan or agreement, poison pill (including any distribution under a rights plan or agreement), or any control share acquisition, business combination, interested stockholder, fair price, moratorium or similar anti-takeover provision under the Certificate of Incorporation, the Bylaws, or applicable law of the jurisdiction of incorporation of the Company.

(c) “Affiliate” means (i) with respect to any specified Person other than Purchaser, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person and (ii) with respect to Purchaser, any other Person, directly or indirectly, at least a majority of the equity and voting interests of which are beneficially owned by B. Thomas Golisano or his heirs, legal representatives, successors.

(d) “Closing” means the Initial Closing or the Second Closing, as the context requires.

(e) “Closing Date” means the Initial Closing Date or the Second Closing Date, as the context requires.

(f) “Code” means the Internal Revenue Code of 1986, as amended.

(g) “Company Reports” means the Company’s (i) Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 17, 2020 (including information specifically incorporated by reference into the Annual Report on Form 10-K from the Company’s proxy statement on Schedule 14A filed with the SEC on April 9, 2020), (ii) Quarterly Report on Form 10-Q filed with the SEC on May 12, 2020, (iii) Quarterly Report on Form 10-Q filed with the SEC on August 11, 2020, (iv) Quarterly Report on Form 10-Q filed with the SEC on November 10, 2020 and (v) Current Reports on Form 8-K filed or furnished, as the case may be, with the SEC on March 17, 2020, March 26, 2020, April 16, 2020, May 12, 2020, May 27, 2020 (as amended), August 3, 2020, August 7, 2020, August 11, 2020, September 16, 2020, September 30, 2020, October 9, 2020, November 10, 2020 and December 29, 2020.

(h) “Company Intellectual Property” means all intellectual property rights and proprietary rights of any kind, including in or with respect to patents, patent applications, trademarks, trademark applications, service marks, service mark applications, tradenames, copyrights, trade secrets, domain names, mask works, know-how processes, in each case, that are used by the Company and material to its business as currently conducted.

(i) “Company knowledge” or similar phrases (such as “Company’s knowledge” or to the “knowledge of the Company”) means the actual knowledge of the executive officers of the Company, in each case after due inquiry.

(j) “Dividend Payment Date” means January 15, April 15, July 15 and October 15 of each year, commencing on April 15, 2021.

(k) “Dividend Period” means the period commencing on, and including, a Dividend Payment Date and ending on, and including, the day immediately preceding the next succeeding Dividend Payment Date, with the exception that the first Dividend Period shall commence on, and include, the Original Issue Date and end on and include April 14, 2021.

(l) “DFC Related Matters” means investigations, proceedings, and claims arising out or related to the International Development Finance Corporation announcement on July 28, 2020 related to the Company and any events leading up to such announcement..

(m) “Governmental Entity” means any: (i) federal, state, local, municipal, foreign or other government; (ii) governmental, quasi-governmental, supranational or regulatory authority (including any governmental division, department, agency, commission, instrumentality, organization, unit or body and any court or other tribunal); or (iii) self-regulatory organization (including the New York Stock Exchange).

(n) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(o) “GAAP” means accounting principles generally accepted in the United States of America.

(p) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

(q) “Junior Stock” means all classes of the Company’s Common Stock and any other class of capital stock or series of preferred stock of the Company, the terms of which do not expressly provide that such class or series ranks senior to or pari passu with Series C Preferred Stock as to dividend rights or rights upon the Company’s liquidation, winding-up or dissolution.

(r) “Key Employee” means any executive-level employee (including division director and vice president-level positions).

(s) “Law” means any federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, order, requirement or rule of law (including common law).

(t) “Liquidation Preference” has the meaning assigned to it in the Series C Certificate of Amendment.

(u) “Material Adverse Effect” means any circumstance, development, effect, change, event, occurrence or state of facts that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on (1) the business, results of operations, assets, or financial condition of the Company and its subsidiaries taken as a whole; provided, however, that none of the following, and no circumstance, development, effect, change, event or occurrence arising out of, or resulting from, the following, shall constitute or be taken into account, individually or in the aggregate, in determining whether a Material Adverse Effect has occurred or may occur: any effect, change, event or occurrence that results from or arises in connection with (A) changes in or conditions generally affecting the industry in which the Company and its subsidiaries operate, (B) general economic or regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions in any jurisdiction, (C) exchange rate conditions or fluctuations in any jurisdiction, (D) any failure, in and of itself, by the Company and its subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period, (E) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war (whether or not declared), sabotage, terrorism or man-made disaster, or any escalation or worsening of any of the foregoing, (F) any volcano, tsunami, pandemic, epidemic or public health emergency (including, for the avoidance of doubt, the COVID-19 pandemic, heightened governmental and social responses thereto, and changes in general economic conditions with respect to or as a result of the COVID-19 pandemic, even if foreseeable), hurricane, tornado, windstorm, flood, earthquake or other natural disaster, (G) the execution and delivery of this Agreement or the public announcement or pendency of the Transactions, (H) any change, in and of itself, in the market price, credit rating or trading volume of the Company’s securities, (I) in GAAP (or authoritative interpretation thereof), including accounting and financial reporting pronouncements by the SEC and the Financial Accounting Standards Board or applicable Law, or (J) any action required to be taken by the Company, or that the Company is required to take or to cause one of its subsidiaries to take pursuant to the terms of the Transaction Agreements (it being understood that the exceptions in clauses (D) and (H) shall not be taken into account in determining whether or not the underlying cause of any such failure or change referred to therein (if not otherwise falling within any of the exceptions provided by clauses (A) through (J) hereof) gives rise to a Material Adverse Effect); provided, that the exceptions in clauses (A), (B), (E) and (F) above shall not apply to the extent such circumstance, development, effect, change, event, occurrence or state of facts has a materially disproportionate impact on the Company and its subsidiaries, taken as a whole, relative to other participants in any of the industries in which the Company and its subsidiaries operate, or (2) the ability of the Company and its subsidiaries to timely consummate the Transactions.

(v) “Order” means any judgment, order, decision, writ, injunction, decree, stipulation or legal or arbitration award of, or promulgated or issued by, any Governmental Entity.

(w) “Original Issue Date” means the first date on which the Series C Preferred Stock is issued.

(x) “Person” means any individual, corporation, partnership, trust, limited liability company, association or other entity.

(y) “PIK Shares” has the meaning assigned to it in the Series C Certificate of Amendment.

(z) “Preferred Stock” means the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock.

(aa) “Representative” means, with respect to any Person, the directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives of such Person.

(bb) “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(cc) “Series A Preferred Stock” means the Company’s 5.5% Series A Convertible Preferred Stock, no par value per share, the terms of which are set forth in a Certificate of Amendment to the Certificate of Incorporation dated November 14, 2016 (the “Series A Certificate of Amendment”).

(dd) “Series B Preferred Stock” means the Company’s 4.0% Series B Convertible Preferred Stock, no par value per share, the terms of which will be as set forth in the form of Certificate of Amendment to the Certificate of Incorporation annexed to the Series A Repurchase and Exchange Agreement as Exhibit A (the “Series B Certificate of Amendment”).

(ee) “Series C Preferred Transaction Agreements” means this Agreement, the Series C Certificate of Amendment and the Series C Registration Rights Agreement.

(ff) “Series C Preferred Transactions” means the transactions contemplated by this Agreement and the Series C Registration Rights Agreement.

(gg) “Specified Public Filings” means the quarterly report on Form 10-Q of the Borrower for each of the fiscal quarters ended on March 31, 2020, June 30, 2020 and September 30, 2020.

(hh) “subsidiary” means, with respect to any person, any corporation, partnership, joint venture, limited liability company or other entity (x) of which such person or a subsidiary of such person is a general partner or (y) of which a majority of the voting securities or other voting interests, or a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or persons performing similar functions with respect to such entity, is directly or indirectly owned by such person or one or more subsidiaries thereof.

(ii) “Transaction Agreements” means the Series C Preferred Transaction Agreements, the Debt and Common Equity Agreements and the Series A Repurchase and Exchange Documents.

(jj) “Transactions” means the transactions contemplated by the Transaction Agreements.

ARTICLE II

PURCHASE; CLOSING

2.1    Authorization, Sale and Issuance of Series C Preferred Stock.

(a) The Company has, or before the Initial Closing shall have, duly authorized the creation, sale and issuance pursuant to the terms and conditions hereof of the Shares having the rights, restrictions, privileges and preferences set forth in the Series C Certificate of Amendment to be filed with the Department of Treasury of the State of New Jersey in the form attached hereto as Exhibit B subject to clerical and administrative amendments only.

(b) Subject to the terms and conditions of this Agreement, the Purchaser agrees to purchase at the Initial Closing and the Company agrees to sell and issue to the Purchaser at the Initial Closing the number of shares of Series C Preferred Stock set forth opposite the Purchaser’s name on Exhibit A to be sold at the Initial Closing (the “Initial Closing Shares”), at a purchase price of $100 per share (subject to adjustment in the event of a stock split, stock dividends or similar events) (the “Per Share Purchase Price”). In addition, subject to the terms and conditions of this Agreement, the Purchaser agrees to purchase at a Second Closing and the Company agrees to sell and issue to the Purchaser at the Second Closing the number of shares of Series C Preferred Stock set forth opposite the Purchaser’s name on Exhibit A (the “Second Closing Shares”) at a purchase price per share equal to the Per Share Purchase Price. The shares of Series C Preferred Stock issued to the Purchaser pursuant to this Agreement shall be referred to in this Agreement as the “Shares”, the shares of Series C Preferred Stock issuable as dividends with respect to the Shares shall be referred to as the “PIK Shares” and the shares of Common Stock issuable upon conversion of the Shares and the PIK Shares shall be referred to as the “Conversion Shares”. The aggregate cash amount equal to the product of the Per Share Purchase Price multiplied by the numbers of Shares shall be referred to in this Agreement as the “Purchase Price.”

2.2 Closing. Subject to the terms and conditions of this Agreement, the initial closing of the purchase and sale of the Shares by the Purchaser and the Company pursuant to this Agreement (the “Initial Closing”) shall be held at 10:00 a.m. New York time, remotely by the exchange of documents and signatures (or their electronic counterparts) as soon as reasonably practicable (which may be the date hereof) after the conditions set forth in Article VI to the Initial Closing (other than those conditions that by their nature are to be satisfied at the Closing, but subject to their satisfaction) are satisfied or waived, or at such other date, time and place as the Company and the Purchaser mutually agree in writing (the “Initial Closing Date”). Subject to the terms and conditions of this Agreement, the second closing of the purchase and sale of the Shares by the Purchaser and the Company pursuant to this Agreement (the “Second Closing”) shall be held at 10:00 a.m. New York time, remotely by the exchange of documents and signatures (or their electronic counterparts) as soon as reasonably practicable after the conditions set forth in Article VI to the Second Closing (other than those conditions that by their nature are to be satisfied at the Closing, but subject to their satisfaction) are satisfied or waived, or at such other date, time and place as the Company and the Purchaser mutually agree in writing (the “Second Closing Date”).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in any Company Report, including the exhibits thereto (but (i) without giving effect to any amendment thereof filed with, or furnished to, the SEC on or after the date hereof, (ii) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature, and (iii) without giving effect to the Company Reports with respect to Sections 3.1 (Organization; Qualifications), 3.2 (Capitalization), 3.3 (Authorization), 3.4 (Valid Issuance of Shares) (for which no exceptions shall apply)) and (b) DFC Related Matters, which exceptions shall be deemed to be part of the representations and warranties made hereunder, the Company represents and warrants to the Purchaser, as of the date hereof and as of the Closing Date, that:

For purposes of these representations and warranties (other than those in Sections 3.1, 3.2, 3.3 and 3.4), the term the “Company” shall include any subsidiaries of the Company, unless otherwise noted herein.

3.1 Organization; Qualifications. The Company and each of its subsidiaries has been duly incorporated and is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation and is duly qualified to conduct business and is in good standing in each jurisdiction or place where the nature of its properties or the conduct of its business requires such registration or qualification, except where the failure to so register or qualify in a jurisdiction outside of the jurisdiction of its incorporation would not, individually or in the aggregate, have a Material Adverse Effect.

3.2 Capitalization.

(a) Immediately prior to the Initial Closing, the authorized capital of the Company consists of 500,000,000 shares of Common Stock and 60,000,000 shares of Preferred Stock. As of February 22, 2020, there were 77,364,845 shares of Common Stock and 2,000,000 shares of Series A Preferred Stock issued and outstanding All of the outstanding shares of Common Stock and Series A Preferred Stock have been duly authorized, are fully paid and nonassessable and were issued in compliance with all applicable federal and state securities laws. As of February 22, 2020, the Company held 711,791 shares of Common Stock in its treasury.

(b) Immediately prior to the Initial Closing, the rights, privileges and preferences of the Series C Preferred Stock are as stated in the Series C Certificate of Amendment and as provided by the New Jersey Business Corporation Law, the rights, privileges and preferences of the Series B Preferred Stock are as stated in the Series B Certificate of Amendment and as provided by the New Jersey Business Corporation Law, and the rights, privileges and preferences of the Series A Preferred Stock are as stated in the Series A Certificate of Amendment, which shall be cancelled and no longer in effect as of the consummation of the transactions contemplated by the Series A Repurchase and Exchange Documents.

(c) Immediately following the Initial Closing, after giving effect to the Transactions, the authorized capital of the Company will consist of (i) 2,000,000 shares of Series A Preferred Stock, of which zero (0) shares are issued and outstanding, (ii) 1,000,000 shares of Series B Preferred Stock, of which 1,000,000 shares are issued and outstanding, (iii) 1,000,000 shares of Series C Preferred Stock, of which 750,000 shares are issued and outstanding (which shall be increased to 1,000,000 shares at the Second Closing and further increased by the number of such shares issued from time to time as dividends payable in kind pursuant to the terms of such shares), and (iv) 500,000,000 shares of Common Stock, of which 77,364,845 shares are issued and outstanding (as of February 12, 2021), 0 shares are reserved for issuance upon conversion of the Series A Preferred Stock, 11,428,572 shares are reserved for issuance upon conversion of the Series B Preferred Stock, 17,220,000 shares are reserved for issuance upon conversion of the Series C Preferred Stock (including any PIK Shares), 3,410,500 shares are reserved for issuance upon conversion of the Convertible Notes (including any shares issuable with respect to interest payable in kind) and 8,000,000 shares are reserved for issuance under the Stock Plan as further described below.

(d) The Company has reserved 8,000,000 shares of Common Stock for issuance to officers, directors, employees and consultants of the Company pursuant to its 2013 Omnibus Incentive Plan, as amended and restated, duly adopted by the Board of Directors of the Company (the “Board of Directors”) and approved by the Company stockholders (the “Stock Plan”). Of such reserved shares of Common Stock, as of the date of this Agreement: 2,646,308 shares have been issued pursuant to or are subject to outstanding awards of restricted stock units, 9,749,404 shares have been issued pursuant to or are subject to outstanding awards of non-qualified stock options (which shares correspond to the equivalent of 4,493,061 shares of Common Stock for purposes of the Stock Plan under the terms of the counting provisions thereof), and 860,631 shares of Common Stock remain available for issuance to officers, directors, employees and consultants pursuant to the Stock Plan. The Company has filed with the SEC complete and accurate copies of the Stock Plan and forms of agreements used thereunder.

(e) Other than under the Stock Plan, the phantom stock rights of the directors of the Company or pursuant to the conversion privileges of (i) the Shares to be issued under this Agreement and (ii) the Series B Preferred Stock, there are no outstanding options, warrants, rights (including conversion or preemptive rights, put rights, call rights, phantom equity, anti-dilutive rights, and rights of first refusal or similar rights), pledges or agreements, orally or in writing, to purchase or acquire from the Company any shares of Common Stock or Preferred Stock, or any securities convertible into or exchangeable for shares of Common Stock or Preferred Stock.

(f) Except as set forth in the Certificate of Incorporation, as amended by the Series A Certificate of Amendment, the Company has no obligation (contingent or otherwise) to purchase or redeem any of its capital stock.

(g) Except for the Existing Registration Rights Agreements, none of the Company or any subsidiary is a party to any stockholders agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any of the Company’s capital sock.

3.3 Authorization.

(a) All corporate action required to be taken by the Board of Directors and shareholders in order to authorize the Company to enter into the Transaction Agreements and consummate the Transactions, and to issue the Shares at the applicable Closings and to consummate the other Transactions, has been taken or will be taken prior to the Initial Closing.

(b) All corporate action required to be taken by the Board of Directors and shareholders in order to issue the Conversion Shares has been taken or will be taken prior to the Initial Closing. All action on the part of the officers of the Company necessary for the execution and delivery of the Series C Transaction Agreements, the performance of all obligations of the Company under the Series C Transaction Agreements to be performed as of the Initial Closing, and the issuance and delivery of the Shares at the applicable Closing has been taken or will be taken prior to the Initial Closing.

(c) The Series C Transaction Agreements, when or as executed and delivered by the Company, shall and do constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, or (iii) to the extent the indemnification provisions contained in the Registration Rights Agreement may be limited by applicable federal or state securities laws (collectively, the “Bankruptcy and Equity Exception”).

3.4 Valid Issuance of Shares.

(a) The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, and the PIK Shares and the Conversion Shares when issued in accordance with the Series C Certificate of Amendment will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Series C Transaction Agreements, applicable state and federal securities laws and liens or encumbrances created by or imposed by the Purchaser.

(b) Assuming the accuracy of the representations of the Purchaser in Article IV, and subject to the filings described in Section 3.5, below, the Shares will be issued in compliance with all applicable federal and state securities laws. The Series C Preferred Stock issuable as the PIK Shares and Common Stock issuable upon conversion of the Shares has been or will be duly reserved for issuance by the Initial Closing for the Shares to be sold at both Closings, and upon issuance in accordance with the terms of the Certificate of Incorporation, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Series C Transaction Agreements, applicable federal and state securities laws and liens or encumbrances created by or imposed by the Purchaser.

(c) Assuming the accuracy of the representations of the Purchaser in Article IV, and subject to the filings described in Section 3.5, below, the PIK Shares and the Conversion Shares will be issued in compliance with all applicable federal and state securities laws. None of the issued and outstanding shares of capital stock of the Company have been, and none of the shares of capital stock to be issued pursuant to the Transaction will be, issued in violation of any agreement, arrangement or commitment to which the Company or any of its subsidiaries is a party or is subject to or in violation of any preemptive or similar rights of any person.

3.5 Governmental Consents and Filings. Assuming the accuracy of the representations made by the Purchaser in Article IV, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Entity is required on the part of the Company in connection with the consummation of the Series C Transactions, except for (a) the filing of the Series C Certificate of Amendment with the Department of Treasury of the State of New Jersey, which will have been filed as of the Initial Closing, (b) compliance with any applicable requirements of the Exchange Act, the Securities Act and any other applicable U.S. state or federal securities, takeover or “blue sky” laws which shall be complied with in a timely manner, (c) compliance with any applicable rules of the New York Stock Exchange which shall be complied with in a timely manner, and (d) compliance with the applicable rules and regulations under the HSR Act which shall be complied with in a timely manner.

3.6 Compliance with Laws. The Company currently conducts, and have for the last three (3) years conducted, its business in accordance with all applicable Laws and the Company is not in violation of any such Law, in each case, except as would not, individually or in the aggregate, have a Material Adverse Effect.

3.7 Litigation.

(a) There is no claim, action, suit, proceeding, arbitration, complaint, charge or investigation pending or, to the Company’s knowledge, currently threatened, against the Company or any officer, director or Key Employee of the Company arising out of their employment or board relationship with the Company that (a) would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or (b) involves any of the Transaction Documents or the Transactions. The written disclosure provided to the Purchaser regarding the DFC Related Matters is true and accurate.

(b) Neither the Company nor, to the Company’s knowledge, any of its officers, directors or Key Employees is a party or is named as subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality (in the case of officers, directors or Key Employees, such as would affect the Company) that would, individually or in the aggregate, have a Material Adverse Effect. There is no action, suit, proceeding or investigation by the Company pending or threatened in writing (or any basis therefor known to the Company) involving the prior employment of any of the Company’s employees, their services provided in connection with the Company’s business, any information or techniques allegedly proprietary to any of their former employers or their obligations under any agreements with prior employers that would, individually or in the aggregate, have a Material Adverse Effect.

3.8 Intellectual Property. Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Company owns or possesses or can acquire on commercially reasonable terms sufficient legal rights to all Company Intellectual Property without any known conflict with, or infringement of, the rights of others. To the Company’s knowledge, no product or service marketed or sold by the Company infringes, misappropriates or otherwise violates any intellectual property rights of any third party, except as would not, individually or in the aggregate, have a Material Adverse Effect. The Company has not received any communications alleging that the Company has violated, or, by conducting its business, would violate any of the intellectual property rights of any other Person that would, individually or in the aggregate, have a Material Adverse Effect. The Company has obtained and possesses valid licenses to use all of the software programs present on the computers and other software-enabled electronic devices that it owns or leases or that it has otherwise provided to its employees for their use in connection with the Company’s business, except as would not, individually or in the aggregate, have a Material Adverse Effect.

3.9 Compliance with Other Instruments. The Company is not in violation or default (a) of any provisions of the Certificate of Incorporation or the Fourth Amended and Restated By-laws of the Company (the “Bylaws”), (b) of any instrument, judgment, order, writ or decree, (iii) under any note, indenture or mortgage, or (c) under any lease, agreement, contract or purchase order to which it is a party or by which it is bound, or (d) of any provision of federal or state statute, rule or regulation applicable to the Company, except, in the case of clauses (b), (c) and (d) above, for any such violation that would not have a Material Adverse Effect. The execution, delivery and performance of the Transaction Agreements and the consummation of the Transactions will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either (a) a default under any such provision, instrument, judgment, order, writ, decree, contract or agreement, or (b) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any permit or license applicable to the Company, except on the case of (b), (c) and (d) as would not, individually or in the aggregate, have a Material Adverse Effect.

3.10 Agreements; Actions. Other than between any wholly owned subsidiary of the Company and the Company or another wholly owned subsidiary of the Company, since September 30, 2020, (a) the Company has not incurred any material liabilities (contingent or otherwise) other than (i) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice, (ii) liabilities not required to be reflected in the Company’s financial statements pursuant to GAAP or disclosed in the Company Reports (b) the Company has not altered its method of accounting or the manner in which it keeps its accounting books and records in any material respect, (c) the Company has not declared or made any dividend or distribution of cash, shares of capital stock or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock (other than in connection with the Series A Repurchase and Exchange) and (d) the Company has not issued any equity securities, except pursuant to the Company’s Stock Plan or in connection with the Transactions. The Company has not taken any steps, and does not currently expect to take any steps, to seek protection pursuant to any bankruptcy Law nor does the Company have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy or insolvency proceedings. The Company is financially solvent and is generally able to pay its debts as they become due.

3.11 Certain Transactions. Other than (a) standard employee benefits generally made available to all employees, (b) employment contracts entered into in the ordinary course of business, and (c) the purchase or award of shares of the Company’s capital stock, awards of restricted stock units and the issuance of options to purchase shares of Common Stock, in each instance, approved in the written minutes of the Board of Directors or an authorized committee thereof, there are no agreements, understandings or proposed transactions between the Company and any of its officers or directors. The Company is not indebted, directly or indirectly, to any of its directors, officers or employees or to their respective spouses or children or to any Affiliate of any of the foregoing, other than in connection with indemnification obligations pursuant to the Company’s governing documents employment agreements with directors or officers entered into in the ordinary course of business for ongoing matters, expenses or advances of expenses incurred in the ordinary course of business or employee relocation expenses and for other customary employee benefits made generally available to all employees.

3.12 No Bad Actor Disqualification. No “Bad Actor” disqualifying event described in Rule 506(d)(1)(i) to (viii) of the Securities Act (a “Disqualification Event”) is applicable to the Company, except for a Disqualification Event as to which Rule 506(d)(2)(ii-iv) or (d)(3) is applicable.

3.13 Rights of Registration and Voting Rights. Except as provided in the Series C Preferred Registration Rights Agreement, that certain Registration Rights Agreement, dated as of November 15, 2016 (the “Series A Preferred Registration Rights Agreement”), that certain Registration Rights Agreement, dated as of February 26, 2021 (the “2021 Registration Rights Agreement”) and that certain Registration Rights Agreement, dated as of September 3, 2013 (collectively, with the Series A Preferred Registration Rights Agreement and the 2021 Registration Rights Agreement, the “Existing Registration Rights Agreements”), the Company is not under any obligation to register under the Securities Act any of its currently outstanding securities or any securities issuable upon exercise or conversion of its currently outstanding securities.

3.14 Property. Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Company has good title to, or valid leasehold interests in or rights to use, all its real and personal property material to its business taken as a whole, free of any liens, claims or encumbrances other than those of the lessors of such property or assets.

3.15 Financial Statements.

(a) Prior to the date hereof, the Company has filed with the SEC its audited financial statements as of December 31, 2019 and for the fiscal years ended December 31, 2019 and December 31, 2018, and provided to Purchaser its unaudited financial statements (including balance sheet, income statement and statement of cash flows) as September 30, 2020 and for the three and nine month periods ended September 30, 2020 (collectively, the “Financial Statements”). The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated and the Company maintains a standard system of accounting established and administered in accordance with GAAP

(b) Except as set forth in the audited Financial Statements, the Financial Statements fairly present in all material respects the consolidated financial condition and results of operation and cash flows of the Company and its consolidated subsidiaries as of the dates, and for the periods, indicated therein, in accordance with GAAP subject in the case of the unaudited Financial Statements to normal year-end audit adjustments, none of which are material, individually, or in the aggregate.

(c) Except as set forth in the Financial Statements or resulting from the Transactions, the Company has no material liabilities or obligations, contingent or otherwise, other than (i) liabilities incurred in the ordinary course of business subsequent to September 30, 2020; (ii) obligations under contracts and commitments incurred in the ordinary course of business; (iii) liabilities and obligations of a type or nature not required under GAAP to be reflected in the Financial Statements, and (iv) liabilities which would not, individually and in the aggregate, have a Material Adverse Effect or be required to be reported in a Current Report on Form 8-K.

3.16 Changes. Since September 30, 2020, there has been no change, development, event liability, development or circumstance with respect to the business, properties, liabilities, operations (including results thereof) or condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole, that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

3.17 Tax Returns and Payments. Except as would not, individually or in the aggregate, have a Material Adverse Effect, (a) there are no federal, state, county, local or foreign taxes due and payable by the Company which have not been timely paid, (b) there are no outstanding examinations or audits of any tax returns or reports by any applicable federal, state, local or foreign governmental agency, (c) the Company has duly and timely filed all federal, state, county, local and foreign tax returns required to have been filed by it, and (d) there are in effect no waivers of applicable statutes of limitations with respect to taxes for any year.

3.18 Insurance.

(a) Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Company has in full force and effect insurance policies or binders of insurance, in amount (subject to reasonable deductions) to allow it to replace its material properties that might be damaged or destroyed consistent with customary practices and standards of companies engaged in businesses and operations similar to those of the Company.

(b) The Company has in effect that directors and officers insurance coverage described in a written presentation provided to the Purchaser prior to date hereof. The Company has provided to the Purchaser written information describing the directors and officers insurance coverage with respect to the Company’s pending litigation naming the Company and its directors and officers as defendants. The Company has no reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business.

3.19 Permits. The Company has all franchises, permits, licenses and any similar authority necessary for the conduct of its business, the lack of which would have a Material Adverse Effect. The Company is not in default in any material respect under any of such franchises, permits, licenses or other similar authority.

3.20 Corporate Documents. The Certificate of Incorporation and Bylaws are in the form as filed with the SEC.

3.21 Environmental Laws. Except as would not, individually or in the aggregate, have a Material Adverse Effect: (a) the Company is and has been in compliance with all Environmental Laws; (b) there has been no release or threatened release of any pollutant, contaminant or toxic or hazardous material, substance or waste or petroleum or any fraction thereof (each a “Hazardous Substance”), on, upon, into or from any site currently or heretofore owned, leased or otherwise used by the Company except as remediated under or in compliance with Environmental Laws; (c) there have been no Hazardous Substances generated by the Company that have been disposed of or come to rest at any site that has been included in any published U.S. federal, state or local “superfund” site list or any other similar list of hazardous or toxic waste sites published by any Governmental Entity in the United States under circumstances that would reasonably be expected to result in liability to the Company; and (d) there are no underground storage tanks located on, no polychlorinated biphenyls (“PCBs”) or PCB-containing equipment used or stored on, and no hazardous waste as defined by the Resource Conservation and Recovery Act, as amended, stored on, any site owned or operated by the Company, except for the storage of Hazardous Substances or waste in compliance with Environmental Laws, (e) the Company is not and has not become subject to, or to the knowledge of the Company has not been threatened with, any Environmental Liability and (f) within the last three (3) years, the Company has not received written notice of any claim with respect to any Environmental Liability or written notice of violation with respect to any Environmental Law.

For purposes of this Section 3.21, the following definitions apply:

“Environmental Laws” means any law, regulation, or other applicable requirement of any Governmental Authority relating to: (a) releases or threatened release of Hazardous Substance; (b) pollution, the protection of employee health and safety and public health from exposure to any Hazardous Substance or the protection of the environment; or (c) the manufacture, handling, transport, use, treatment, storage, or disposal of Hazardous Substances

“Environmental Liability” means any liability, obligation, damage, loss, claim, action, suit, judgment, order, fine, penalty, fee, expense or cost, contingent or otherwise (including any liability for costs of remedial actions, or natural resource damages, administrative oversight costs, and indemnities), of or related to the Company (including any predecessor for whom the Company bears liability contractually or by operation of law) arising under or relating to any Environmental Law, including those resulting from or based upon (a) any compliance or noncompliance with any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal or presence of any Hazardous Substances, (c) exposure to any Hazardous Substances, (d) the release or threatened release of any Hazardous Substances into the environment (including as related to indoor air quality) or (e) any of the foregoing for which liability is assumed or imposed by any contract or agreement.

3.22 Company Reports. Since December 31, 2019, the Company has timely filed with the SEC all reports, forms, or other documents required to be filed by the Company pursuant to the Securities Act or the Exchange Act, as applicable, and the Company has complied in all material respects with the filing requirements of the Exchange Act or the Securities Act, as applicable. The Company Reports filed before the applicable Closing Date, when filed with the SEC, complied or will comply when filed in all material respects with the Exchange Act and the applicable rules and regulations of the SEC thereunder. None of the Company Reports, as of their respective date of filing, contained or will contain any untrue statement of a material fact or omit, or will omit, to state a material fact required to be stated in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date hereof, there are no material outstanding or unresolved comments received from the SEC with respect to any of the Company Reports. Except as set forth in the Company Reports, the Company has received no notices or correspondence from the SEC relating to the Company Reports for the two year preceding the date hereof. To the Company’s knowledge, the SEC has not commenced any enforcement proceedings against the Company or any of its officers or directors.

3.23 Private Placement. Assuming the accuracy of the representations and warranties of the Purchaser set forth in Section 4.4, the offer and sale of the Shares pursuant to this Agreement will be exempt from the registration requirements of the Securities Act. Without limiting the foregoing, neither the Company nor, to the knowledge of the Company, any other Person authorized by the Company to act on its behalf, has engaged in a general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) of investors with respect to offers or sales of Preferred Stock or Common Stock in connection with the Transactions, and neither the Company nor, to the knowledge of the Company, any Person acting on its behalf has made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause the offering or issuance of Shares under this Agreement to be integrated with prior or other offerings by the Company for purposes of the Securities Act that would result in none of Regulation D or any other applicable exemptions from registration under the Securities Act to be available, nor will the Company take any action or steps that would cause the offering or issuance of Series C Preferred Stock under this Agreement to be so integrated with other offerings by the Company.

3.24 NYSE. The Company’s Common Stock is listed on the New York Stock Exchange, and no event has occurred, and the Company is not aware of any event that is reasonably likely to occur, that would result in the Common Stock being delisted from the New York Stock Exchange. The Company is in compliance in all material respects with the listing and listing maintenance requirements of the New York Stock Exchange applicable to it for the continued trading of its Common Stock on the New York Stock Exchange.

3.25 Foreign Corrupt Practices Act. To the Company’s knowledge since December 31, 2015, neither the Company nor any of the Company’s directors, officers, employees or agents have, directly or indirectly, made, offered, promised or authorized any payment or gift of any money or anything of value to or for the benefit of any “foreign official” (as such term is defined in the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”)), foreign political party or official thereof or candidate for foreign political office for the purpose of (a) influencing any official act or decision of such official, party or candidate, (b) inducing such official, party or candidate to use his, her or its influence to affect any act or decision of a foreign Governmental Entity, or (c) securing any improper advantage, in the case of (a), (b) and (c) above in order to assist the Company or any of its Affiliates in obtaining or retaining business for or with, or directing business to, any person. To the Company’s knowledge since December 31, 2015, neither the Company nor any of the Company’s directors, officers, employees or agents have made or authorized any bribe, rebate, payoff, influence payment, kickback or other unlawful payment of funds or received or retained any funds in violation of any law, rule or regulation. The Company has maintained, and has caused each of its Affiliates to maintain, systems of internal controls (including, but not limited to, accounting systems, purchasing systems and billing systems) designed to ensure compliance with the FCPA or any other applicable anti-bribery or anti-corruption law. To the Company’s knowledge, neither the Company nor any of the Company’s directors, officers, employees or agents are the subject of any ongoing allegation, voluntary disclosure, investigation, prosecution or other enforcement action related to the FCPA or any other anti-corruption law.

3.26 Data Privacy. In connection with its collection, storage, transfer (including, without limitation, any transfer across national borders) or use of any personally identifiable information from any individuals, including, without limitation, any customers, prospective customers, employees or other third parties (collectively “Personal Information”), the Company is and, within the three (3) years prior to the date of this Agreement, has been in compliance with all applicable privacy Laws in all relevant jurisdictions (including Laws concerning the loss or theft of Personal Information), the Company’s privacy policies and the privacy requirements of any contract or codes of conduct to which the Company is a party, in each case, except as would not, individually or in the aggregate, have a Material Adverse Effect. Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Company has commercially reasonable physical, technical, organizational and administrative security measures and policies in place to protect all Personal Information collected by it or on its behalf from and against unauthorized access, use or disclosure.

3.27 No Rights Agreement; Anti-Takeover Provisions.

(a) The Company is not a party to a currently effective stockholder rights agreement, “poison pill” or similar anti-takeover agreement or plan

(b) The Tax Asset Protection Plan of the Company entered into on September 12, 2019 and the certificate of amendment to the Second Amended and Restated Certificate of Incorporation filed on September 12, 2019 (the “NOL Charter Amendment”) has expired and is no longer in effect.

(c) The Company and the Board of Directors have taken all necessary actions to ensure that no Antitakeover Provision restricts, or will restrict, the Purchaser’s acquisition, or the Company’s issuance, of the Shares, the PIK Shares, and the Conversion Shares in accordance with this Agreement and the Series C Certificate of Amendment.

3.28 Debt and Common Equity Financing. Company has delivered to Purchaser a true, correct and complete copy, as of the date of this Agreement, of: (a) the term loan agreement with Kennedy Lewis Investment Management, LLC (“Lender”) dated as of the date hereof, duly executed by Company and Lender pursuant to which Lender will provide a $275,000,000 senior secured delayed draw term loan to the Company together with the promissory note, security agreement and all other ancillary documents with any material terms and conditions related thereto (the “Term Loan Agreements”); (b) the unsecured 5.0% convertible promissory note in the principal amount of $25,000,000 duly executed by the Company in favor of the Lender dated as of the date hereof (the “Convertible Note”); and (c) the securities purchase agreement pursuant to which the Lender shall purchase $10,000,000 of Common Stock and the Convertible Note dated as of the date hereof duly executed by the Company and Lender, together with all other ancillary documents related thereto (collectively, the “Common Stock Purchase Agreements,” and together with the Term Loan Agreements and the Convertible Note, the “Debt and Common Equity Financing Agreements”). Except as set forth in the Debt and Common Equity Financing Documents, there are no conditions precedent to the obligation of the Lender to provide the debt and equity financing described therein (the “Debt and Common Equity Financing”) or any contingencies that would allow the Lender to reduce the total amount of the loan extended or Common Stock subscribed for in the Debt and Common Equity Financing. Company has no reason to believe that the Debt and Common Equity Financing will not close on or before the Initial Closing Date.

3.29 Series A Repurchase and Exchange. Company has delivered to Purchaser true, correct and complete copies, as of the date of this Agreement, of: (a) the Series A Preferred Stock Repurchase and Exchange Agreement duly executed by the Company and the Series A Preferred Stock holders (“Series A Preferred Stockholders”) dated as of the date hereof pursuant to which the Company will redeem on the terms and conditions therein fifty percent of the outstanding Series A Preferred Stock and the Series A Preferred Stockholders will exchange the remaining outstanding Series A Preferred Stock for Series B Preferred Stock, and in connection therewith, extend the mandatory redemption date and otherwise modify the terms and conditions of their equity ownership (“Series A Repurchase and Exchange Agreement”); and (b) the Series B Certificate of Amendment and together with the Series A Registration Rights Agreement and the Series A Repurchase and Exchange Agreement, the “Series A Repurchase and Exchange Documents”). Except as set forth in the Series A Repurchase and Exchange Documents, there are no conditions precedent to the obligations of the Series A Preferred Stockholders to effect the Series A Preferred Stock repurchase and the exchange of the Series A Preferred Stock into Series B Preferred Stock as contemplated therein (the “Series A Repurchase and Exchange”). The Company has no reason to believe that the terms of the Series A Preferred Stock that is not being redeemed on or before the Initial Closing Date will not be exchanged and modified as set forth in the Series A Repurchase and Exchange Documents.

3.30 No Brokers or Finders. No Person has or will have, as a result of the Transactions, any right, interest or claim against or upon the Company for any commission, fee or other compensation as a finder or broker because of any act of the Company.

3.31 No Additional Representations. Except for the representations and warranties made by the Company in this Article III, neither the Company nor any other person makes any express or implied representation or warranty with respect to the Company or any of its respective businesses, operations, assets, liabilities, employees, employee benefit plans, conditions or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other person makes or has made any representation or warranty to the Purchaser, or any of its Affiliates or Representatives, with respect to (i) except for the representations and warranties made by the Company in this Article III, any financial projection, forecast, estimate, budget or prospect information relating to the Company or any of its businesses, or (ii) except for the representations and warranties made by the Company in this Article III, any oral or written information presented to the Purchaser or any of their Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement, or in the course of the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Company that:

4.1 Organization; Qualifications. The Purchaser is duly formed and validly existing and in good standing under the Laws of its jurisdiction of formation and has full power to perform its obligations under this Agreement.

4.2 Authorization. The Purchaser has full power and authority to enter into the Series C Transaction Agreements and each document required by this Agreement to be executed at or prior to the Closing by the Purchaser. The Series C Transaction Agreements, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable in accordance with their terms, subject to the Bankruptcy and Equity Exception.

4.3 Registered Securities; Purchase Entirely for Own Account. Purchaser understands that the shares of Series C Preferred Stock it is acquiring pursuant to this Agreement are characterized as “restricted securities” under the federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such Series C Preferred Stock may be resold or otherwise transferred without registration under the Securities Act only in certain limited circumstances. In the absence of any effective registration statement covering the Series C Preferred Stock or an available exemption from registration under the Securities Act, the Series C Preferred Stock must be held indefinitely. The Purchaser hereby confirms that the Shares to be acquired by the Purchaser will be acquired for investment for the Purchaser’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to such Person, or to any third Person, with respect to any of the Shares.

4.4 Disclosure of Information. The Purchaser has had an opportunity to discuss the Company’s business, management, financial affairs and the terms and conditions of the offering of the Shares with the Company’s management. The foregoing, however, does not limit or modify the representations and warranties of the Company in Article III or the right of the Purchaser to rely thereon.

4.5 Legends. The Company may place appropriate and customary legends on the Shares, the PIK Shares and the Conversion Shares held by the Purchaser setting forth the restrictions referred to in this Section 4.5 and any restrictions appropriate for compliance with U.S. federal securities Laws. The Purchaser agrees with the Company that, other than to take into account any changes in applicable securities Laws, each Share held by the Purchaser on the applicable Closing Date may be notated with one or all of the following legends:

(a) “THESE SECURITIES AND THE SECURITIES ISSUABLE UPON THE CONVERSION THEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT (1) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OR (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT RELATING TO SUCH SECURITIES UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE STATE SECURITIES LAWS AND THE SECURITIES LAWS OF OTHER JURISDICTIONS.”

(b) Any legend required by the securities laws of any state to the extent such laws are applicable to the Shares, the PIK Shares or the Conversion Shares represented by the certificate, instrument, or book entry so legended.

4.6 Accredited Investor. The Purchaser is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act, and has such knowledge and experience in business and financial matters so as to enable it to understand and evaluate the risks of and form an investment decision with respect to its investment in the Shares and to protect its own interest in connection with such investment.

4.7 No General Solicitation. Neither the Purchaser, nor any of its officers, directors, employees, agents, stockholders or partners has either directly or indirectly, including, through a broker or finder (a) engaged in any general solicitation, or (b) published any advertisement in connection with the offer and sale of the Shares.

4.8 Regulatory Approvals. No notices, reports or other filings are required to be made by the Purchaser with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Purchaser from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by the Purchaser or the consummation of the Transactions, except where the failure to so make or obtain would not, individually or in the aggregate, reasonably be likely to prevent, materially delay or materially impair the consummation of the Transactions.

4.9 Sufficiency of Funds. The Purchaser will have, sufficient funds on hand at each closing to consummate the purchase of the Shares to be purchased at such Closing and to deliver the applicable Purchase Price (as set forth on Exhibit A) and all fees and expenses related to the Transactions. Notwithstanding anything to the contrary contained herein, the parties acknowledge and agree that it shall not be a condition to the obligations of the Purchaser to consummate the Transactions that the Purchaser has sufficient funds for payment of the Purchase Price.

4.10 Ownership of Common Stock. As of the date hereof, the Purchaser does not, directly or indirectly, own shares of Common Stock, and has not engaged in any transactions (including hedging or similar transactions) involving Common Stock.

4.11 No Additional Representation; Inspection.

(a) Except as expressly set forth in Article III, the Purchaser acknowledges that the Company is not making and has not made any other representation or warranty, express or implied, at Law or in equity, with respect to this Agreement, the Company, the Shares (and the Common Stock issuable upon conversion or pursuant to the terms thereof), any other securities of the Company or the businesses, operations, assets, liabilities, employees, employee benefit plans, conditions or prospects of the Company or any information provided or made available to the Purchaser in connection therewith (including any forecasts, projections, estimates or budgets), including any warranty with respect to merchantability or fitness for any particular purpose, and all such other representations or warranties are hereby expressly disclaimed.

(b) The Purchaser acknowledges and agrees that it (i) has made its own inquiry and investigations into, and, based thereon, has formed an independent judgment concerning, the Company, the Shares (and the Common Stock issuable upon conversion or pursuant to the terms thereof), and the businesses, operations, assets, liabilities, employees, employee benefit plans, conditions and prospects of the Company, (ii) has been provided with adequate access to such information, documents and other materials relating to the Company, the Shares (and the Common Stock issuable upon conversion or pursuant to the terms thereof), and the businesses, operations, assets, liabilities, employees, employee benefit plans, conditions and prospects of the Company as it has deemed necessary to enable it to form such independent judgment, (iii) has had such time as the Purchaser deems necessary and appropriate to fully and completely review and analyze such information, documents and other materials and (iv) has been provided an opportunity to ask questions of the Company with respect to such information, documents and other materials and has received satisfactory answers to such questions. The foregoing, however, does not limit or modify the representations and warranties of the Company in Article III or the right of the Purchaser to rely thereon.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1 Filings; Other Actions. During the period commencing on the date hereof and terminating on the earlier to occur of (a) the Closing and (b) the termination of this Agreement in accordance with Article VII, the Purchaser, on the one hand, and the Company, on the other hand, will, and it will cause its Affiliates to, cooperate and consult with the other and use commercially reasonable efforts (i) to prepare and file all necessary documentation, (ii) to effect all necessary applications, notices, petitions, filings and other documents, and (iii) to obtain all necessary permits, consents, orders, approvals and authorizations of, or any exemption by, all third parties and Governmental Entities, including filings pursuant to the HSR Act and to wait until the expiration or termination of any applicable waiting period related thereto, in each case of (i)-(iii) to the extent necessary or advisable to consummate the Transactions, and to perform the covenants contemplated by this Agreement. Each party shall execute and deliver both before and after the Closing such further certificates, agreements and other documents and take such other actions as the other parties may reasonably request to consummate or implement the Series C Transactions, including without limitation any filings pursuant to the HSR Act to the extent applicable to the Closing. The Purchaser and the Company will have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable Laws relating to the exchange of information, all the information relating to such other party, and any of their respective Affiliates, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the Transactions. In exercising the foregoing right, each of the parties hereto agrees to act reasonably and as promptly as practicable. Each party hereto agrees to keep the other party apprised of the status of matters referred to in this Section 5.1. The Purchaser shall promptly furnish the Company, and the Company shall promptly furnish the Purchaser, to the extent permitted by Law, with copies of written communications received by it or its subsidiaries from any Governmental Entity in respect of the Transactions.

5.2 Information Regarding Deemed Dividends. The Company covenants and agrees to provide the Purchaser with (or alternatively, post on its website in accordance with Treasury Regulations Section 1.6045B-1(a)(3)) the amount and date (as determined in accordance with section 1.305-7(c)(5) of the proposed Treasury regulations as if such regulations were in effect or in any other manner the Company is required to provide under applicable Law) of any deemed distribution under Internal Revenue Code section 305(c) in connection with a conversion rate adjustment with respect to the Series C Preferred Stock pursuant to the Series C Certificate of Amendment. The Company shall provide such information to the Purchaser on or before the 45th day following the conversion rate adjustment, or, if earlier, January 15 of the year following the conversion rate adjustment).

5.3 Public Disclosure. On the date of this Agreement and on the applicable Closing Date, or, in each case, within 24 hours thereafter, the Company shall issue a press release in a form mutually agreed to by the Company and the Purchaser. No other written release, announcement or filing concerning the purchase of the Shares or the Series C Transactions shall be issued, filed or furnished, as the case may be, by any party without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release, announcement or filing as may be required by Law or the rules or regulations of any securities exchange, in which case the party required to make the release or announcement shall, to the extent reasonably practicable, allow the other party reasonable time to comment on such release or announcement in advance of such issuance.

5.4 Use of Proceeds. The Company plans to use the proceeds from the sale of the Shares for general corporate purposes including the funding of growth initiatives.

5.5 Board Representation.

(a) Until the earlier of (i) the third anniversary of the Initial Closing or (ii) such time as the Purchaser and its Affiliates do not hold, directly or indirectly, at least a majority of the Shares purchased at the Closings (or the Common Stock received upon the conversion of such Shares) (as adjusted for stock splits, stock dividends, stock combinations and the like) (the “Requisite Shares”), the Purchaser shall be entitled to, at each annual or special meeting of the Company’s shareholders during such period, nominate one (1) director (such Person, the “Purchaser Designee”) to serve on the Board of Directors; provided, however, that such nomination is subject to such Purchaser Designee’s satisfaction of all applicable requirements regarding service as a director of the Company under applicable Law or stock exchange rules regarding service as a director and such other criteria and qualifications for service as a director applicable to all directors of the Company and in effect from time to time. In the event that a Purchaser Designee is nominated, the Company shall (i) include such Purchaser Designee in its slate of nominees for election to the Board of Directors at each annual or special meeting of the Company’s shareholders, (ii) recommend that the Company’s shareholders vote in favor of the election of the Purchaser Designee and (iii) support the Purchaser Designee in a manner generally no less rigorous and favorable than the manner in which the Company supports its other nominees. The Company shall take all reasonably necessary actions to ensure that, at all times when a Purchaser Designee is eligible to be appointed or nominated, there are sufficient vacancies on the Board of Directors to permit such designation. Notwithstanding the foregoing, the rights of the Purchaser under this Section 5.5(a) to nominate one (1) director shall terminate immediately on the earlier of (A) the third anniversary of the Initial Closing or (B) such time as the Purchaser and its Affiliates ceases to own, directly or indirectly, at least a majority of the Requisite Shares.

(b) If any Purchaser Designee ceases to serve on the Board of Directors for any reason during his or her term, the vacancy created thereby shall be filled, and the Company shall cause the Board of Directors to fill such vacancy, with a new Purchaser Designee eligible to serve on the Board of Directors in accordance with Section 5.5(a); provided, however, notwithstanding anything to the contrary in this Agreement, in the event that the Purchaser’s rights under Section 5.5(a) are terminated, any Purchaser Designee serving on the Board of Directors shall immediately tender his or her resignation; provided further that (i) such requirement may be waived in advance by the Company’s Compensation, Nominating & Governance Committee and (ii) such resignation shall be subject to the acceptance by the Board of Directors.

(c) For the avoidance of doubt, a Purchaser Designee shall be entitled (i) to the same retainer, equity compensation and other fees or compensation, including travel and expense reimbursement, paid to the non-executive directors of the Company for his or her service as a director and (ii) to the same indemnification rights as other non-executive directors of the Company, and the Company shall maintain, in full force and effect, directors’ and officers’ liability insurance in reasonable amounts to the same extent it now indemnifies and provides insurance for the non-executive directors on the Board of Directors. A Purchaser Designee shall be bound by the same confidentiality restrictions as the other non-executive directors. Any director minimum ownership requirements shall be deemed satisfied in respect of the Purchaser Designee by the Shares, PIK Shares and Conversion Shares, as applicable, held by the Purchaser or one or more of its Affiliates. The Company acknowledges and agrees that it is the indemnitor of first resort (for the Purchase Designee in connection with matters arising from Purchaser Designee’s service as a director of the Company). For the avoidance of doubt, the Purchaser Designee shall be entitled to customary access and information rights in the same manner as received by the other directors on the Board of Directors.

(d) Following the third anniversary of the Initial Closing, for so long as the Purchaser holds, directly or indirectly, at least a majority of the Requisite Shares, whenever dividends on any Series C Preferred Stock of the Purchaser shall be in arrears for six (6) or more consecutive or non-consecutive Dividend Periods (a “Preferred Dividend Default”), the Purchaser shall be entitled to nominate one (1) additional director of the Company (the “Preferred Director”) for election at the next annual meeting of stockholders and at each subsequent meeting, until all dividends accumulated on such Series C Preferred Stock for the past Dividend Periods and the then current Dividend Period shall have been fully paid or declared in the form of PIK Shares or Additional Liquidation Preference. In such case, should a Preferred Director be subsequently elected, the entire Board shall be increased by one (1) director. Notwithstanding the foregoing, if, prior to the election of any additional director in the manner set forth herein, all accumulated dividends are paid or issued on the Series C Preferred Stock, no such additional director shall be so elected. If and when all accumulated dividends shall have been paid or issued on such Series C Preferred Stock, the right of the Purchaser to nominate the Preferred Director shall immediately cease (subject to revesting in the event of each and every Preferred Dividend Default), and the term of office of any Preferred Director so elected shall immediately terminate and the entire Board shall be reduced accordingly. So long as a Preferred Dividend Default shall continue, the Purchaser shall be entitled to nominate a director to fill any vacancy in the office of a Preferred Director. For purposes of the foregoing paragraph, dividends shall be considered to be in arrears with respect to a Dividend Period if (i) the Company has not issued PIK Shares for such Dividend Period and (ii) the Liquidation Preference of such Shares has not been increased by the Additional Liquidation Preference, in each case, in accordance with and within the times set forth in the Series C Certificate of Amendment.

(e) For the avoidance of doubt, the rights of the Purchaser provided for in this Section 5.5 shall not be transferrable to any other Person other than Purchaser’s Affiliates.

5.6 Information Rights.

(a) For so long as the Purchaser and its Affiliates holds more than fifty percent (50%) of the Requisite Shares, the Company shall provide the Purchaser with, within fifteen (15) days after it has filed the same with the SEC, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may prescribe) that it may be required to file with the Commission pursuant to Section 13 or Section 15(d) of the Exchange Act (other than confidential filings, documents subject to confidential treatment and correspondence with the SEC) (“Public Company Reports”).

(b) The Company’s obligation set forth in Section 5.6(a) to provide the Purchaser with copies of Public Company Reports shall be satisfied if the Company files such Public Company Reports with the SEC on EDGAR or otherwise makes such reports publicly available on its website.

(c) To the extent the Company is not required to file Public Company Reports with the SEC, and if the Purchaser holds more than fifty percent (50%) of the Requisite Shares, the Company shall furnish to the Purchaser, upon its written request (and subject to the Purchaser entering into customary confidentiality agreements with the Company, consistent with any such agreements entered into generally by shareholders of the Company receiving such information, prior to receiving such information), quarterly reports and annual reports of the Company, which shall be similar in scope to a Form 10-Q and Form 10-K, respectively. In this circumstance, the Company shall furnish to the Purchaser such information as soon as reasonably practicable after such information has been prepared by the Company.

5.7 Protective Provisions. For so long as the Purchaser and its Affiliates hold more than fifty percent (50%) of the Requisite Shares, the prior approval of the Purchaser shall be required for:

(a) repayments and redemptions with respect to Junior Stock or shares of any class or series of stock pari passu with or senior to the Shares (including the Series B Preferred Stock); provided that repayments and redemptions shall be permitted to the extent that the Shares are afforded the opportunity to participate in such repayment or redemption on a pro rata as-converted basis with the Common Stock and the Series B Preferred Stock, as applicable, as at the time of such repayment or redemption; provided, further that the prior approval of the Purchaser shall not be required for (i) redemptions, purchases or other acquisitions of shares of Junior Stock or shares of any class or series of stock pari passu with or senior to the Shares in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers, directors, managers or consultants of, or to, the Company or any of its subsidiaries, (ii) an exchange, reclassification or conversion of any class or series of Junior Stock or shares of any class or series of stock pari passu with or senior to the Shares for any class or series of Junior Stock that ranks equal or junior to the applicable Junior Stock or (iii) subject to the Series C Certificate of Amendment, any dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks equal or junior to the applicable Junior Stock; or

(b) any alteration, repeal or amendment, whether by merger, consolidation, combination, reclassification or otherwise, of any provisions of the Certificate of Incorporation (including the Series C Certificate of Amendment and the Series B Certificate of Amendment), or the Bylaws, as amended, if the amendment would amend, alter or affect the voting rights, dividend rights, preferences, privileges or other special rights of the Series C Preferred Stock or would adversely affect the Purchaser, including, without limitation, (i) any change to the Series B Preferred Stock that adversely affects the Series C Preferred Stock or (ii) the creation of, increase in the authorized number of, or issuance of, shares of any class or series of stock pari passu with or senior to the Series C Preferred Stock (including the Series A Preferred Stock and the Series B Preferred Stock), or security convertible into such capital stock; or

(c) enter into any agreement with respect to the Series B Preferred Stock or amend the Series A Redemption and Exchange Agreements, in each case in a manner that would adversely affect the Purchaser, or grant additional rights to the holders of the Series B Preferred Stock that are more favorable than the terms granted to the Holder of the Series B Preferred Stock as of the Initial Closing without offering the same or equivalent terms to the Purchaser.

5.8 Commercially Reasonable Efforts to Close. The Company and the Purchaser will use commercially reasonable efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary under applicable Laws so as to permit consummation of the Series C Transactions as promptly as practicable and otherwise to enable consummation of the Series C Transactions and shall cooperate reasonably and in good faith with the other party hereto to that end. Without limiting the foregoing, the Company will use commercially reasonable efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary under applicable to satisfy all conditions to closing set forth in the Debt and Common Equity Financing Agreements and the Series A Repurchase and Exchange Documents and to comply with its obligations thereunder.

ARTICLE VI

CLOSING

6.1 Conditions to the Purchaser’s Obligations at the Initial Closing. The obligations of the Purchaser to purchase the Shares at the Initial Closing are subject to the fulfillment, on or before the Initial Closing, of each of the following conditions, unless otherwise waived by the Purchaser:

(a) Shares. The Initial Closing Shares shall be deposited in book-entry form by or on behalf of the Company and registered in the name of the Purchaser or shall be provided to the Purchaser at the Initial Closing in such other form or manner as reasonably agreed between the Company and the Purchaser.

(b) Representations and Warranties of the Company. (i) The representations and warranties of the Company set forth in Article III (other than Sections 3.1 (Organization; Qualifications), 3.2 (Capitalization), 3.3 (Authorization), 3.4 (Valid Issuance of Shares) and 3.16 (Changes)) shall be true and correct (disregarding all qualifications or limitations as to materiality or Material Adverse Effect) as of the date of this Agreement and as of the Initial Closing Date as though made on and as of such date (except to the extent that such representation or warranty speaks to an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, have a Material Adverse Effect, and (ii) the representations and warranties of the Company set forth in Sections 3.1 (Organization; Qualifications), 3.2 (Capitalization), 3.3 (Authorization), 3.4 (Valid Issuance of Shares) and 3.16 (Changes) shall be true and correct as of the date of this Agreement and as of the Initial Closing Date as though made on and as of such date.

(c) Performance. The Company shall have performed and complied in all material respects with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Company on or before the Initial Closing.

(d) Compliance Certificate. The Company shall have delivered to the Purchaser a certificate of a duly authorized officer of the Company certifying that the conditions specified in Sections 6.1(b) and 6.1(c) have been fulfilled.

(e) No Prohibition. No Order (whether temporary, preliminary or permanent) of a Governmental Entity of competent jurisdiction or other applicable Law shall be in effect which makes illegal, restrains, enjoins or otherwise prohibits or prevents the Initial Closing.

(f) Qualifications. All authorizations, approvals or permits, if any, of any Governmental Entity that are required in connection with the lawful issuance and sale of the Shares sold at the Initial Closing pursuant to this Agreement shall have been obtained and shall be effective as of the Initial Closing.

(g) Series C Registration Rights Agreement. The Company shall have executed and delivered to the Purchaser the Series C Registration Rights Agreement for the Shares and the PIK Shares issuable with respect thereto and the Conversion Shares purchased at the Initial Closing.

(h) Series C Certificate of Amendment. The Company shall have adopted and filed with the Department of Treasury of the State of New Jersey the Series C Certificate of Amendment which shall remain in full force and effect as of the Initial Closing.

(i) Secretary’s Certificate. The Secretary of the Company shall have delivered to the Purchaser a certificate in form and substance satisfactory to Purchaser certifying (i) the Bylaws, (ii) the Certificate of Incorporation and (iii) the resolutions of the Board of Directors approving the Series C Transaction Agreements and the Series C Transactions (the “Authorization Resolutions”).

(j) Debt and Common Equity Financing; Series A Repurchase and Exchange.

(i) The Debt and Common Equity Financing shall provide sufficient funds to, in addition to any other required use of proceeds thereunder, pay in full the redemption of the Series A Preferred Stock not exchanged for Series B Preferred Stock set forth in the Series A Repurchase and Exchange Documents; and

(ii) The Debt and Common Equity Financing and the Series A Repurchase and Exchange, shall have closed on the terms and conditions set forth in the Debt and Common Equity Financing Agreements and the Series A Repurchase and Exchange Documents, respectively and Purchaser shall have been provided satisfactory evidence thereof; provided that Purchaser shall have the right to review and approve any material amendments to the Debt and Common Equity Agreements and the Series A Repurchase and Exchange Documents prior to the Initial Closing.

6.2 Conditions to the Purchaser’s Obligations at the Second Closing. The obligations of the Purchaser to purchase the Shares at the Second Closing are subject to the fulfillment, on or before the Second Closing, of each of the following conditions, unless otherwise waived by the Purchaser:

(a) Shares. The Second Closing Shares shall be deposited in book-entry form by or on behalf of the Company and registered in the name of the Purchaser or shall be provided to the Purchaser at the Second Closing in such other form or manner as reasonably agreed between the Company and the Purchaser.

(b) Representations and Warranties of the Company. (i) The representations and warranties of the Company set forth in Article III (other than Sections 3.1 (Organization; Qualifications), 3.2 (Capitalization), 3.3 (Authorization) and 3.4 (Valid Issuance of Shares)) shall be true and correct (disregarding all qualifications or limitations as to materiality or Material Adverse Effect) as of the date of this Agreement and as of the Initial Closing Date as though made on and as of such date (except to the extent that such representation or warranty speaks to an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, have a Material Adverse Effect, and (ii) the representations and warranties of the Company set forth in Sections 3.1 (Organization; Qualifications), 3.2 (Capitalization), 3.3 (Authorization) and 3.4 (Valid Issuance of Shares) shall be true and correct as of the date of this Agreement and as of the Initial Closing Date as though made on and as of such date.

(c) Performance. The Company shall have performed and complied in all material respects with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Company on or before the Second Closing.

(d) HSR Act. The filings of the Purchaser and the Company pursuant to the HSR Act shall have been made and the applicable waiting period and any extensions thereof shall have expired or been terminated.

(e) Compliance Certificate. The Company shall have delivered to the Purchaser a certificate of a duly authorized officer of the Company certifying that the conditions specified in Sections 6.2(b) and 6.2(c) have been fulfilled.

(f) No Prohibition. No Order (whether temporary, preliminary or permanent) of a Governmental Entity of competent jurisdiction or other applicable Law shall be in effect which makes illegal, restrains, enjoins or otherwise prohibits or prevents the Second Closing.

(g) Qualifications. All authorizations, approvals or permits, if any, of any Governmental Entity that are required in connection with the lawful issuance and sale of the Shares sold at the Second Closing pursuant to this Agreement shall have been obtained and shall be effective as of the Second Closing.

(h) Series C Series Registration Rights Agreement. The Series C Registration Rights Agreement shall be in full force and effect and the Second Closing Shares shall be subject thereto and the Purchaser shall be entitled to the registration rights provided for thereunder with respect to all Conversion Shares issuable upon the conversion of all Shares acquired by the Purchaser from the Company.

(i) Series C Certificate of Amendment. The Series C Certificate of Amendment shall remain in full force and effect as of the Second Closing.

(j) Debt and Common Equity Financing; Series A Repurchase and Exchange. There shall have been no amendments, modifications or waivers of any terms in the Debt and Common Equity Financing Agreements or the Series A Repurchase and Exchange Documents since the Initial Closing that were not approved in writing in advance by the Purchaser.

(k) Secretary’s Certificate. The Secretary of the Company shall have delivered to the Purchaser a certificate certifying that there have not been any changes to the Company’s Certificate of Incorporation, By-Laws or Authorization Resolutions since the Initial Closing.

6.3 Conditions to the Company’s Obligations at the Initial Closing. The obligations of the Company to sell the Shares to the Purchaser at the Initial Closing are subject to the fulfillment, on or before the Initial Closing, of each of the following conditions, unless otherwise waived by the Company:

(a) Purchase Price. The Purchaser shall have delivered the Purchase Price for the Initial Closing Shares to the Company by wire transfer of immediately available funds, pursuant to instructions given to the Purchaser by the Company in writing prior to the Initial Closing Date.

(b) Representations and Warranties. The representations and warranties of the Purchaser set forth in Article IV shall be true and correct in all material respects as of the date of this Agreement and as of the Initial Closing Date as though made on and as of such date.

(c) Performance. The Purchaser shall have performed and complied in all material respects with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Purchaser on or before the Initial Closing.

(d) No Prohibition. No Order (whether temporary, preliminary or permanent) of a Governmental Entity of competent jurisdiction or other applicable Law shall be in effect which makes illegal, restrains, enjoins or otherwise prohibits or prevents the Initial Closing.

(e) Qualifications. All authorizations, approvals or permits, if any, of any Governmental Entity that are required in connection with the lawful issuance and sale of the Shares pursuant to this Agreement shall have been obtained and effective as of the Initial Closing.

(f) Series C Registration Rights Agreement. The Purchaser shall have executed and delivered to the Company the Series C Registration Rights Agreement.

6.4 Conditions to the Company’s Obligations at the Second Closing. The obligations of the Company to sell the Second Closing Shares to the Purchaser at the Second Closing are subject to the fulfillment, on or before the Second Closing, of each of the following conditions, unless otherwise waived by the Company:

(a) Purchase Price. The Purchaser shall have delivered the Purchase Price for the Second Closing Shares to the Company by wire transfer of immediately available funds, pursuant to instructions given to the Purchaser by the Company in writing prior to the Second Closing Date.

(b) Representations and Warranties. The representations and warranties of the Purchaser set forth in Article IV shall be true and correct in all material respects as of the date of this Agreement and as of the Second Closing Date as though made on and as of such date.

(c) Performance. The Purchaser shall have performed and complied in all material respects with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Purchaser on or before the Second Closing.

(d) No Prohibition. No Order (whether temporary, preliminary or permanent) of a Governmental Entity of competent jurisdiction or other applicable Law shall be in effect which makes illegal, restrains, enjoins or otherwise prohibits or prevents the Second Closing.

(e) HSR Act. The filings of the Purchaser and the Company pursuant to the HSR Act shall have been made and the applicable waiting period and any extensions thereof shall have expired or been terminated.

(f) Qualifications. All authorizations, approvals or permits, if any, of any Governmental Entity that are required in connection with the lawful issuance and sale of the Shares pursuant to this Agreement shall have been obtained and effective as of the Second Closing.

ARTICLE VII

TERMINATION

7.1 Termination. Prior to the applicable Closing, this Agreement may only be terminated: (a) by mutual written agreement of the Company and the Purchaser; (b) by the Company or the Purchaser if the Initial Closing shall not have occurred on or prior to five (5) business days after the date of this Agreement (provided, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to any party whose failure to fulfill any obligations under this Agreement shall have been the cause of, or shall have resulted in, the failure of the applicable Closing to occur on or prior to such date); or (c) if any Order permanently restraining, enjoining or otherwise prohibiting the consummation of the Transactions shall have become final and non-appealable.

7.2 Effects of Termination. In the event of the termination of this Agreement pursuant to Section 7.1, this Agreement shall become void and of no effect with no liability to any person on the part of any party (or of any of its Representatives or Affiliates), except to the extent of (a) any fraud or (b) the intentional and willful breach of this Agreement; provided, however, and notwithstanding anything in the foregoing to the contrary, that this Article VII and Article VIII shall survive the termination of this Agreement.

7.3 Non-Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto, and no former, current or future equityholders, controlling persons, directors, officers, employees, agents or Affiliates of any party hereto or any former, current or future equityholder, controlling person, director, officer, employee, general or limited partner, member, manager, advisor, agent or Affiliate of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the Transactions or in respect of any representations made or alleged to be made in connection herewith. Without limiting the rights of any party against the other parties hereto, in no event shall any party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Recourse Party.

ARTICLE VIII

MISCELLANEOUS

8.1 Survival. Except with respect to the representations and warranties contained in Sections 3.1 (Organization; Qualifications), 3.2 (Capitalization), 3.3 (Authorization) and 3.4 (Valid Issuance of Shares), which shall survive the Initial Closing until the second anniversary of the last Closing Date, the representations and warranties of the Company contained in or made pursuant to this Agreement shall not survive the Second Closing or termination of this Agreement. Except with respect to the representations and warranties contained in Sections 4.1 (Organization; Qualifications), 4.2 (Authorization), 4.3 (Registered Securities; Purchase Entirely for Own Account), 4.6 (Accredited Investor), and 4.7 (No General Solicitation), which shall survive the Initial Closing until the expiration of the applicable statute of limitations for violations of section 5 of the Securities Act and no other representations of the Purchaser shall survive the Second Closing. The foregoing survival periods shall not impair any claim by the Purchaser or the Company for common law fraud with respect to the representations and warranties of the other party in this Agreement. Nothing herein shall relieve any party of liability for any inaccuracy or breach of such representation or warranty to the extent that any good faith allegation of such inaccuracy or breach is made in writing prior to such expiration by a Person entitled to make such claim pursuant to the terms and conditions of this Agreement. All of the covenants and other agreements of the parties contained in this Agreement shall survive until fully performed or fulfilled, unless and to the extent that non-compliance with such covenants or agreements is waived in writing by the party entitled to such performance. For the avoidance of doubt, claims may be made with respect to the breach of any representation, warranty or covenant until the applicable survival period therefor as described above expires.

8.2 Successors and Assigns; No Third Party Beneficiaries. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. No party may assign this Agreement or its rights or obligations under this Agreement without the express written consent of the other party.

8.3 Governing Law. This Agreement shall be governed by the internal law of the State of New York.

8.4 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

8.5 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “date hereof” shall refer to the date of this Agreement. The word “or” shall not be exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and shall not simply mean “if”. All references to “$” mean the lawful currency of the United States of America. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Except as specifically stated herein, any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Except as otherwise specified herein, references to a Person are also to its successors and permitted assigns. Each of the parties hereto has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

8.6 Notices. All notices, requests, instructions or other communications or documents to be given or made hereunder by any party to the other parties shall be in writing and deemed given when (a) served by personal delivery upon the party for whom it is intended, (b) sent by an internationally recognized overnight courier service upon the party for whom it is intended, or (c) sent by email, provided that the transmission of the email is promptly confirmed by telephone:

if to the Company to:

Eastman Kodak Company

343 State Street

Rochester, New York 14650

Attention: General Counsel

Telephone: 585-726-3536

Email: roger.byrd@kodak.com

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention: Stephen M. Kotran

Telephone: (212) 558-4000

Email: KotranS@sullcrom.com

if to the Purchaser, to:

GO EK Ventures IV, LLC

7632 County Road 42

Victor, New York, 14564-8906

Attention: David Bovenzi, Managing Director

E-Mail: dbovenzi@grandoakscap.com

with a copy to (which shall not constitute notice):

Woods Oviatt Gilman LLP

1900 Bausch& Lomb Place

Rochester, New York 14604

Attention: Gordon E. Forth

Telephone: (585) 987-2891

Email: gforth@woodsoviatt.com

or to such other address, facsimile number or email address as such party may hereafter specify for the purpose by notice to the other parties hereto.

8.7 No Finder’s Fees. Each party represents that it neither is nor will be obligated for any finder’s fee or commission in connection with the Series C Transactions. The Purchaser agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finder’s or broker’s fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Purchaser or any of its Representatives is responsible. The Company agrees to indemnify and hold harmless the Purchaser from any liability for any commission or compensation in the nature of a finder’s or broker’s fee arising out of the Series C Transactions (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its Representatives is responsible.

8.8 Fees and Expenses. The Company shall pay the reasonable and documented legal and out-of-pocket administrative costs incurred by the Purchaser in connection with Transactions, including in the event that the Series C Transactions are not consummated; provided, however, that such amount shall not exceed, in the aggregate, (i) $100,000.00 or (ii) if the Series C Transactions are not consummated, $50,000.00.

8.9 Attorneys’ Fees. If any action at law or in equity (including arbitration) is necessary to enforce or interpret the terms of any of the Series C Transaction Agreements, the prevailing party shall be entitled to reasonable attorneys’ fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

8.10 Amendments and Waivers. Any term of this Agreement may be amended, terminated or waived only with the written consent of the Company and the Purchaser. Any amendment or waiver effected in accordance with this Section 8.10 shall be binding upon the Purchaser and each transferee of the Shares or the Conversion Shares, each future holder of all such securities, and the Company.

8.11 Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

8.12 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

8.13 Entire Agreement. This Agreement (including the Exhibits hereto), the Series C Certificate of Amendment and the other Series C Transaction Agreements constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

8.14 Dispute Resolution.

(a) The parties (i) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of New York and to the jurisdiction of the United States District Court for the Western District of New York for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (ii) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of New York or the United States District Court for the Western District of New York, and (iii) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

(b) EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER SERIES C TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THE SERIES C TRANSACTIONS, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

(c) Subject to Sections 8.8 and 8.9, each party will bear its own costs in respect of any disputes arising under this Agreement. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the United States District Court for the Western District of New York or any court of the State of New York having subject matter jurisdiction.

8.15 No Commitment for Additional Financing. The Company acknowledges and agrees that the Purchaser has not made any representation, undertaking, commitment or agreement to provide or assist the Company in obtaining any financing, investment or other assistance, other than the purchase of the Shares as set forth herein and subject to the conditions set forth herein. In addition, the Company acknowledges and agrees that (i) no statements, whether written or oral, made by the Purchaser or its Representatives on or after the date of this Agreement shall create an obligation, commitment or agreement to provide or assist the Company in obtaining any financing or investment, (ii) the Company shall not rely on any such statement by the Purchaser or its Representatives, and (iii) an obligation, commitment or agreement to provide or assist the Company in obtaining any financing or investment may only be created by a written agreement, signed by the Purchaser and the Company, setting forth the terms and conditions of such financing or investment and stating that the parties intend for such writing to be a binding obligation or agreement. The Purchaser shall have the right, in its sole and absolute discretion, to refuse or decline to participate in any other financing of or investment in the Company, and shall have no obligation to assist or cooperate with the Company in obtaining any financing, investment or other assistance.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

COMPANY:

EASTMAN KODAK COMPANY

By:	/s/ James V. Continenza
Name:	James V. Continenza
Title:	Executive Chairman and
Chief Executive Officer

GO EK VENTURES IV, LLC

By:	/s/ B. Thomas Golisano
Name:	B. Thomas Golisano
Title:	Member

EXECUTION VERSION

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (the “Agreement”), dated as of February 26, 2021, by and between EASTMAN KODAK COMPANY a New Jersey corporation (the “Company”) and the investor listed on Exhibit A to the Purchase Agreement (as defined below) (the “Purchaser”).

WITNESSETH:

WHEREAS, the Company and the Purchaser have entered into a Series C Preferred Stock Purchase Agreement, dated as of February 26, 2021, (the “Purchase Agreement”), whereunder, among other things, the Purchaser agreed to purchase the Registrable Securities from the Company; and

WHEREAS, the execution of this Agreement by the Company and its delivery to the Purchaser is required by the Purchase Agreement,

NOW THEREFORE, in consideration of the premises and the covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which the parties hereto acknowledge, the parties agree as follows:

Article 1. DEFINITIONS

Capitalized terms used and not otherwise defined herein shall have the meanings given such terms in the Purchase Agreement. As used in this Agreement, the following terms shall have the following meanings:

“Business Day” means any day except Saturday, Sunday and any day which shall be a legal holiday or a day on which banking institutions in the States of New York or New Jersey generally are authorized or required by law or other government action to close.

“Closing Date” shall have the meaning set forth in the Purchase Agreement.

“Commission” means the United States Securities and Exchange Commission.

“Common Stock” means the Company’s Common Stock, par value $0.01 per share.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Filing Date” means the date on which the Registration Statement is initially filed.

“Indemnified Party” shall have the meaning set forth in Section 5.3.

“Indemnifying Party” shall have the meaning set forth in Section 5.3.

“Losses” shall have the meaning set forth in Section 5.1.

“Original Issue Date” has the meaning given thereto in the Purchase Agreement.

“Person” means any individual, corporation, partnership, trust, limited liability company, association or other entity.

“PIK Shares” has the meaning given thereto in the Purchase Agreement.

“Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened.

“Prospectus” means the prospectus included in the Registration Statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by the Registration Statement, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference in such Prospectus.

“Purchase Agreement” has the meaning set forth in the Recitations.

“Registrable Securities” means the number of shares of Common Stock into which the shares of Series C Preferred Stock purchased by the Purchaser pursuant to the Purchase Agreement or issued as PIK Shares with respect thereto are convertible; provided, that any such securities shall cease to constitute “Registrable Securities” upon the earliest to occur of: (A) the date on which such securities are disposed of pursuant to the Registration Statement; (B) the date on which such securities become eligible for sale under Rule 144 (or any successor rule then in effect) promulgated under the Securities Act, without restriction thereunder and either (1) restrictive legends have been removed from all book entry positions or certificates representing the applicable Registrable Securities or (2) if the Purchaser is unable to deliver an opinion that it is not then an affiliate of the Company, the Company has committed to remove such restrictive legends from the applicable Registrable Securities covered by a Form 144 that has been filed with the Commission pursuant to Rule 144; and (C) the date on which such securities cease to be outstanding.

“Registration Statement” means any registration statement contemplated by this Agreement, including (in each case) the Prospectus, amendments and supplements to such registration statement or Prospectus, including pre- and post-effective amendments, all exhibits thereto, and all material incorporated by reference in such registration statement.

“Rule 144” means Rule 144 promulgated by the Commission under the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“Rule 158” means Rule 158 promulgated by the Commission under the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

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“Rule 415” means Rule 415 promulgated by the Commission under the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“Rule 424” means Rule 424 promulgated by the Commission under the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Series B Preferred Stock” shall have the meaning set forth in the Purchase Agreement.

“Series C Preferred Stock” means the 1,000,000 preferred shares of the Company, designated as 5.00% Series C Convertible Preferred Stock, no par value per share, having the terms set forth in the Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of the Company in the form attached as Exhibit B to the Purchase Agreement.

Article 2. RESALE REGISTRATION STATEMENT

2.1              Registration Statement. Within twenty-one (21) months after the Closing Date and subject to Section 2.3, the Company shall prepare and file with the Commission the Registration Statement, which shall be a “resale” registration statement providing for the resale of the Registrable Securities pursuant to an offering to be made on a continuous basis under Rule 415. The Registration Statement shall be on Form S-3 and shall cover to the extent allowable under the Securities Act and the rules promulgated thereunder, such indeterminate number of additional shares of Common Stock resulting from stock splits, stock dividends or similar transactions of and/or from the Registrable Securities and adjustments in the number of shares of Common Stock into which each share of is convertible made pursuant to the terms of the Series C Preferred Stock. The Registration Statement may include only the Registrable Securities. The Company shall use its commercially reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act no later than the second (2nd) anniversary of the Closing Date and to keep the Registration Statement continuously effective under the Securities Act until the earlier of (x) the date when all Registrable Securities covered by such Registration Statement have been sold or (y) the date on which all Registrable Securities then held by the Purchaser may be sold without restriction pursuant to Rule 144, as determined by counsel satisfactory to the Company and the Purchaser in a written opinion addressed to the Company and its transfer agent.

2.2              Certain Matters.

(a)               In the event that, due to limits imposed by the Commission, the Company is unable on the Registration Statement to register for resale under Rule 415 of Regulation C under the Securities Act all of the Registrable Securities that it has agreed to file pursuant to the first sentence of Section 2.1, the Company shall include in the Registration Statement which may be a subsequent Registration Statement if the Company is required, or determines that it is desirable, to withdraw the original Registration Statement and file a new Registration Statement in order to rely on Rule 415 with respect to the full such amount of the Registrable Securities permitted by the Commission.

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(b)               In the event that Form S-3 is not available for the registration of the resale of Registrable Securities hereunder, the Company shall register the resale of the Registrable Securities on Form S-1 or another appropriate form, and undertake to register the resale of the Registrable Securities on Form S-3 as soon as such form is available.

2.3              Blackout Period. The Company may postpone the filing or effectiveness of any Registration Statement (or amendment or supplement thereto) or suspend the use or effectiveness of any Registration Statement (and in each case suspend any other related action otherwise contemplated hereunder) for a reasonable “blackout period” if the board of directors of the Company determines in good faith that such registration or the sale by the Purchaser of Registrable Securities under such Registration Statement at such time (i) would adversely affect a pending or proposed significant corporate event, proposed financing or negotiations, proposed offering of Common Stock by the Company on its behalf or an underwritten public offering for selling stockholders pursuant to the Registration Rights Agreement dated September 3, 2013 between the Company and stockholders specified in such agreement or the Registration Rights Agreement dated November 15, 2016 between the Company and stockholders specified in such agreement (the “2016 Registration Rights Agreement”), or the Registration Rights Agreement dated February 26, 2021 between the Company and stockholders specified in such agreement or discussions or pending proposals with respect thereto or (ii) would require the disclosure of material non-public information the disclosure of which at such time would, in the good faith judgment of the board of directors of the Company, be materially adverse to the interests of the Company; provided that the filing or effectiveness of a Registration Statement (or amendment or supplement thereto) by the Company may not be postponed and the use or effectiveness of any Registration Statement may not be suspended (A) in the case of clause (i) above, for more than ten (10) days after the abandonment or consummation of any of the pending or proposed significant corporate event, proposed financing or the negotiations, discussions or pending proposals with respect thereto; (B) in the case of clause (ii) above, until the earlier to occur of the filing by the Company of its next succeeding Form 10-K or Form 10-Q or the date upon which such information is otherwise publicly disclosed by the Company; or (C) in any event, in the case of either clause (i) or (ii) above, for more than 90 days after the date of the determination of the board of directors of the Company; provided further that the Company may not postpone the filing or effectiveness of a Registration Statement (or amendment or supplement thereto) or suspend the use or effectiveness of any Registration Statement for more than an aggregate of 90 days in any 365-day period. In addition to the foregoing, the Company shall have the right to suspend the Purchaser’s ability to use a Prospectus in connection with non-underwritten sales off of a Registration Statement during each of its regular quarterly blackout periods applicable to directors and senior officers under the Company’s policies in existence from time to time. The Company shall not be required to effectuate an underwritten offering (during such a regular quarterly blackout period or otherwise) to the extent the Company reasonably concludes, after consultation in good faith with the Purchaser, that the Company cannot provide adequate, timely disclosure or satisfy other underwriting conditions in connection with such offering without undue burden. The Company shall use commercially reasonable efforts to amend the 2016 Registration Rights Agreement to include a provision therein (which the Company shall exercise) that provides blackout rights to the Company as set forth in Section 2.3(i) with respect to the registration of the Series B Preferred Stock or the Common Stock issued pursuant to the conversion thereof if and when the Purchaser is engaged in an offering of its Registrable Securities pursuant hereto.

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2.4              Demand Rights for Shelf Takedowns. Subject to Sections 2.3 and 8.4, upon the written demand of the Purchaser, the Company will facilitate in the manner described in this Agreement a “takedown” of Registerable Securities off of the Registration Statement; provided that the Purchaser may not make such demand more than two (2) times in the aggregate; and provided, furthermore, that any demand for an underwritten offering of Registrable Securities shall have an aggregate market value (based on the most recent closing pricing of the Common Stock into which the Series C Preferred Stock is convertible at the time of the demand) of at least $25 million. If a demand by the Purchaser has been made for a shelf takedown, no further demands may be made so long as such offering is still being pursued. Purchaser shall be entitled to withdraw a demand for a shelf takedown if the Company imposes a blackout pursuant to Section 2.3 and, notwithstanding anything to the contrary in this Agreement, if such demand is withdrawn by the Purchaser, such demand shall not count as one of the permitted demands hereunder and the Company shall pay all expenses in connection with such shelf takedown.

Article 3. NOTICES, CUTBACKS AND OTHER MATTERS

3.1              Notifications Regarding Request for Takedown. In order for the Purchaser to initiate a shelf takedown off of the Registration Statement, the Purchaser must so notify the Company in writing indicating the number of Registrable Securities sought to be offered and sold in such takedown and the proposed plan of distribution. Pending any required public disclosure by the Company and subject to applicable legal requirements, the parties will maintain the confidentiality of all notices and other communications regarding any such proposed takedown.

3.2              Plan of Distribution, Underwriters and Counsel. If the Registrable Securities are proposed to be sold in an underwritten offering, the Purchaser will be entitled to determine the plan of distribution and select the managing underwriters, in each case subject to the consent of the Company (not to be unreasonably withheld), and the Purchaser will also be entitled to select counsel for the Purchaser (which may be the same as counsel for the Company).

3.3              Cutbacks. If the Registrable Securities are proposed to be sold in an underwritten offering and the managing underwriters advise the Company and the Purchaser that, in their opinion, the number of Registrable Securities requested to be included in an underwritten offering exceeds the amount that can be sold in such offering without adversely affecting the distribution of the Registrable Securities being offered, such offering will include only the number of Registrable Securities that the managing underwriters advise can be sold in the offering.

3.4              Withdrawals. If the Purchaser has demanded a registered underwritten offering to be conducted, the Purchaser may, no later than the time at which the public offering price and underwriters’ discount are determined with the managing underwriter, decline to sell all or any portion of the Registrable Securities being offered for the Purchaser’s account; provided that if the Purchaser declines to sell, in whole or in part, the Registrable Securities being offered for the Purchaser’s account, then the demand for such underwritten offering shall count as a demand for purposes of Section 2.4 of this Agreement unless the Purchaser reimburses the Company for all reasonable out-of-pocket expenses incurred by the Company in connection with such underwritten offering.

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3.5              Lockups. In connection with any underwritten offering of Registrable Securities, the Company and the Purchaser will agree (in the case of the Company, with respect to the Common Stock and any rights related thereto, and in the case of the Purchaser, with respect to the Registrable Securities held by it and any rights related thereto) to be bound by customary lockup restrictions in the applicable underwriting agreement

3.6              Limitation on Other Registration Rights. From and after the date of this Agreement, the Company shall not, without the (a) prior written consent of the Purchaser or (b) approval of Purchaser’s board nominee, if such nominee is then serving as a director of the Company, enter into any agreement with any holder or prospective holder of any securities of the Company that would provide to such holder the right to include securities in any registration on other than on a subordinate basis after Purchaser has had the opportunity to include in the registration and offering all shares of Registrable Securities that it wishes and such amount would not be subject to cutback by the Commission.

Article 4. facilitating registrations and offerings

4.1              Registration Statements. In connection with any Registration Statement, the Company will:

(a)       (i) prepare and file with the Commission the Registration Statement covering the applicable Registrable Securities pursuant to Section 2.1 of this Agreement, (ii) file amendments thereto as warranted, (iii) seek the effectiveness thereof, and (iv) file with the Commission such Prospectuses as may be required, all in consultation with the Purchaser (or its representatives) and as reasonably necessary in order to permit the offer and sale of such Registrable Securities in accordance with the applicable plan of distribution;

(b)         (1) within a reasonable time prior to the filing of any Registration Statement, any Prospectus, any amendment to any Registration Statement, any amendment or supplement to a Prospectus or any issuer free writing prospectus covering Registrable Securities, provide copies of such documents to the Purchaser (or its representatives) and to the underwriter or underwriters of an underwritten offering, if applicable, and to their respective counsel; fairly consider such reasonable changes in any such documents prior to or after the filing thereof as the counsel to the Purchaser or the underwriter or the underwriters may request; and make such of the representatives of the Company as shall be reasonably requested by the Purchaser or any underwriter available for discussion of such documents;

(2)       within a reasonable time prior to the filing of any document which is to be incorporated by reference into any Registration Statement or a Prospectus covering Registrable Securities, provide copies of such document to counsel for the Purchaser and underwriters; fairly consider such reasonable changes in such document prior to or after the filing thereof as counsel for the Purchaser or such underwriter shall request; and make such of the representatives of the Company as shall be reasonably requested by such counsel available for discussion of such document;

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(c)       use its commercially reasonable efforts to cause any Registration Statement and the related Prospectus and any amendment or supplement thereto, as of the effective date of such Registration Statement, amendment or supplement and during the distribution of the registered Registrable Securities (x) to comply in all material respects with the requirements of the Securities Act and the rules and regulations of the Commission and (y) not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;

(d)       notify the Purchaser promptly, and, if requested by the Purchaser, confirm such advice in writing, (i) when any Registration Statement has become effective and when any post-effective amendments and supplements thereto become effective if such Registration Statement or post-effective amendment is not automatically effective upon filing pursuant to Rule 462, (ii) of the issuance by the Commission or any U.S. state securities authority of any stop order, injunction or other order or requirement suspending the effectiveness of any Registration Statement or the initiation of any proceedings for that purpose, (iii) if, between the effective date of any Registration Statement and the closing of any sale of securities covered thereby pursuant to any agreement to which the Company is a party, the representations and warranties of the Company contained in such agreement cease to be true and correct in all material respects or if the Company receives any notification with respect to the suspension of the qualification of the Registrable Securities for sale in any jurisdiction or the initiation of any proceeding for such purpose, and (iv) of the happening of any event during the period any Registration Statement is effective as a result of which such Registration Statement or the related Prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading; provided that the Purchaser, upon receiving written notice of an event described in clauses (ii) to (iv) of this Section 4.1(d), shall discontinue (and direct any other person making offers and sales of Registrable Securities on its behalf to discontinue) offers and sales of Registrable Securities pursuant to any Registration Statement (other than those pursuant to a plan in effect prior to such event and that complies with Rule 10b5-1 under the Exchange Act) until it is advised in writing by the Company that the use of the applicable Prospectus may be resumed and is furnished with an amended or supplemented Prospectus;

(e)       furnish counsel for each underwriter, if any, and for the Purchaser with copies of any written correspondence with the Commission or any state securities authority relating to the Registration Statement or Prospectus;

(f)       otherwise use its commercially reasonable efforts to comply with all applicable rules and regulations of the Commission, including making available to its security holders an earnings statement covering at least 12 months which shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any similar provision then in force); and

(g)       use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement at the earliest possible time.

4.2              Shelf Takedowns. In connection with any shelf takedown that is demanded by the Purchaser, the Company will:

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(a)       cooperate with the Purchaser and the sole underwriter or managing underwriter of an underwritten offering, if any, to facilitate the timely preparation and delivery of certificates representing the Registrable Securities to be sold and not bearing any restrictive legends; and enable such Registrable Securities to be in such denominations (consistent with the provisions of the governing documents thereof), and registered in such names as the Purchaser or the sole underwriter or managing underwriter of an underwritten offering of Registrable Securities, if any, may reasonably request at least five days prior to any sale of such Registrable Securities;

(b)       furnish to the Purchaser and to each underwriter, if any, participating in the relevant offering, without charge, as many copies of the applicable Prospectus, including each preliminary prospectus, and any amendment or supplement thereto and such other documents as the Purchaser or underwriter may reasonably request in order to facilitate the public sale of the Registrable Securities, subject to the other provisions of this Agreement; the Company hereby consents to the use of the Prospectus, including each preliminary prospectus, by the Purchaser and each underwriter in connection with the offering and sale of the Registrable Securities covered by the Prospectus or the preliminary prospectus;

(c)       (i) use its commercially reasonable efforts to register or qualify the Registrable Securities being offered and sold under all applicable U.S. state securities or “blue sky” laws of such jurisdictions as each underwriter shall reasonably request; (ii) use its commercially reasonable efforts to keep each such registration or qualification effective during the period such Registration Statement is required to be kept effective; and (iii) do any and all other acts and things which may be reasonably necessary or advisable to enable each such underwriter, if any, and/or the Purchaser to consummate the disposition in each such jurisdiction of such Registrable Securities owned by the Purchaser, including amending or supplementing such shelf Registration Statement, to enable such Registrable Securities to be offered and sold as contemplated by Purchaser; provided, however, that the Company shall not be obligated to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified, to subject itself to taxation in any such jurisdiction, or to consent to be subject to general service of process (other than service of process in connection with such registration or qualification or any sale of Registrable Securities in connection therewith) in any such jurisdiction;

(d)       use its commercially reasonable efforts to cause all Registrable Securities being offered and sold pursuant to this Agreement to be qualified for inclusion in or listed on The New York Stock Exchange or any securities exchange on which the Common Stock issued by the Company are then so qualified or listed if so requested by the Purchaser or if so requested by the underwriter or underwriters of an underwritten offering of Registrable Securities, if any;

(e)       cooperate and assist in any filings required to be made with The New York Stock Exchange or other securities exchange and, solely with regard to an underwritten shelf takedown, in the performance of any reasonable due diligence investigation by the underwriters;

(f)       solely with regard to an underwritten shelf takedown, use its commercially reasonable efforts to facilitate the distribution and sale of any Registrable Securities to be offered pursuant to this Agreement, including without limitation by making road show presentations, holding meetings with and making calls to potential investors and taking such other actions as shall be reasonably requested by the Purchaser or the lead managing underwriter;

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(g)       solely with regard to an underwritten shelf takedown, enter into underwriting agreements in customary form (including provisions with respect to indemnification and contribution in customary form) and take all other customary and appropriate actions in order to expedite or facilitate the disposition of such Registrable Securities and in connection therewith:

1.       make such representations and warranties to the Purchaser and the underwriters in such form, substance and scope as are customarily made by issuers to underwriters in similar underwritten offerings;

2.       obtain opinions of counsel to the Company and updates thereof (which counsel and opinions (in form, scope and substance) shall be reasonably satisfactory to the lead managing underwriter) addressed to the underwriters and, if reasonably obtainable, the Purchaser covering the matters customarily covered in opinions delivered in similar underwritten offerings; and

3.       obtain “cold comfort” letters and updates thereof from the Company’s independent certified public accountants addressed to the underwriters, and, if reasonably obtainable, the Purchaser, which letters shall be customary in form and shall cover matters of the type customarily covered in “cold comfort” letters to underwriters in connection with similar underwritten offerings.

4.3              Due Diligence. In connection with each registration and offering of Registrable Securities to be sold by the Purchaser, the Company will, in accordance with customary practice, make reasonably available for inspection by representatives of the Purchaser and underwriters and any counsel or accountant retained by the Purchaser or underwriters all relevant financial and other records, pertinent corporate documents and properties of the Company and cause appropriate officers, managers and employees of the Company to supply all information reasonably requested by any such representative, underwriter, counsel or accountant in connection with their due diligence exercise. Such access to information, documents, personnel and other matters shall be provided to such participants, at such times and in such manner as are customary for offerings of the relevant type and as do not unreasonably burden the Company or unreasonably interfere with its operations. All information, documents and other matters provided or made accessible by the Company in connection with a registered offering hereunder shall be kept confidential pending any public disclosure thereof by the Company and subject to applicable legal requirements.

4.4              Information from the Purchaser. The Purchaser shall furnish to the Company such information regarding itself as is required to be included in any Registration Statement, the ownership of Registrable Securities by the Purchaser and the proposed distribution by the Purchaser of such Registrable Securities as the Company may from time to time reasonably request in writing. The Purchaser participating in a registered offering hereunder shall do so on the terms and conditions applicable to such offering and the applicable plan of distribution; provided that the Purchaser shall not be required to make any representations or warranties to or agreements with the Company or the underwriters other than representations, warranties or agreements regarding the Purchaser and the Purchaser’s Registrable Securities. Notwithstanding any other provision of this Agreement, the Company shall not be required to file any Registration Statement or include Registrable Securities therein unless it has received from the Purchaser, within a reasonable period of time prior to the anticipated filing date of such Registration Statement, all requested information required to be included in the Registration Statement.

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Article 5. REGISTRATION EXPENSES

All fees and expenses incident to the performance of or compliance with this Agreement by the Company, except as and to the extent specified in this Article 5, shall be borne by the Company whether or not the Registration Statement is filed or becomes effective and whether or not any Registrable Securities are sold pursuant to the Registration Statement. The fees and expenses referred to in the foregoing sentence shall include, without limitation, and to the extent applicable (i) all registration and filing fees (including, without limitation, fees and expenses (A) with respect to filings required to be made with each securities exchange or market on which Registrable Securities are required hereunder to be listed, if any, (B) with respect to filing fees required to be paid to the Financial Industry Regulatory Authority and (C) in compliance with state securities or “blue sky” laws (including, without limitation, fees and disbursements of counsel for the Purchaser in connection with “blue sky” qualifications of the Registrable Securities and determination of the eligibility of the Registrable Securities for investment under the laws of such jurisdictions as the Company may designate)), (ii) printing expenses (including, without limitation, expenses of printing certificates for Registrable Securities and of printing prospectuses if the printing of prospectuses is requested by the Company), (iii) messenger, telephone and delivery expenses, (iv) Securities Act liability insurance, if the Company elects to purchase such insurance, and (v) fees and expenses of all other Persons retained by the Company in connection with the consummation of the transactions contemplated by this Agreement, including, without limitation, the Company’s independent public accountants (including the expenses of any comfort letters or costs associated with the delivery by independent public accountants of a comfort letter or comfort letters). In addition, the Company shall be responsible for all of its internal expenses incurred in connection with the consummation of the transactions contemplated by this Agreement (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit, the fees and expenses incurred in connection with the listing of the Registrable Securities on any securities exchange if required hereunder. The Company shall not be responsible for any underwriters’, brokers’ and dealers’ discounts and commissions, transfer taxes or other similar fees incurred by Purchaser in connection with the sale of the Registrable Securities.

Article 6. INDEMNIFICATION

6.1              Indemnification by the Company. The Company shall, notwithstanding any termination of this Agreement, indemnify and hold harmless the Purchaser, its officers, directors, employees and affiliates, each Person who controls the Purchaser (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors and employees of each such controlling Person (collectively, the “Purchaser Indemnified Parties”), to the full extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, costs of preparation and attorneys’ and expert witnesses’ fees) and expenses (collectively, “Losses”) (as determined by a court of competent jurisdiction in a final judgment not subject to appeal or review), to which such Purchaser Indemnified Parties may become subject under the Securities Act or otherwise, arising out of or relating to any violation of securities laws or untrue or alleged untrue statement of a material fact contained in any Registration Statement, any Prospectus or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or form of prospectus or supplement thereto, in the light of the circumstances under which they were made) not misleading, except to the extent, but only to the extent, that such untrue statements or omissions are based solely upon information regarding the Purchaser furnished in writing to the Company by the Purchaser expressly for use therein. The Company shall notify the Purchaser promptly of the institution, threat or assertion of any Proceeding of which the Company is aware in connection with the transactions contemplated by this Agreement. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Purchaser, the directors and officers of the Purchaser, or controlling Person of the Purchaser, and shall survive the transfer of such securities held by the Purchaser.

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6.2              Indemnification by Purchaser. The Purchaser shall indemnify and hold harmless the Company, its directors, officers and employees, each Person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers and employees of such controlling Persons (collectively, the “Company Indemnified Parties”), to the full extent permitted by applicable law, from and against all Losses (as determined by a court of competent jurisdiction in a final judgment not subject to appeal or review), to which the Company Indemnified Parties may become subject under the Securities Act or otherwise, arising solely out of or based solely upon any untrue statement of a material fact contained in any Registration Statement, any Prospectus, or any form of prospectus, or in any amendment or supplement thereto, or arising solely out of or based solely upon any omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or form of prospectus or supplement thereto, in the light of the circumstances under which they were made) not misleading, to the extent, but only to the extent, that such untrue statement or omission is contained in any information so furnished in writing by the Purchaser to the Company specifically for inclusion in the Registration Statement or such Prospectus. Notwithstanding anything to the contrary contained herein, the Purchaser shall be liable under this Section 6.2 for only that amount as does not exceed the net proceeds to the Purchaser as a result of the sale of Registrable Securities pursuant to such Registration Statement.

6.3              Conduct of Indemnification Proceedings.

(a)               If any Proceeding shall be brought or asserted against any Person entitled to indemnity hereunder (an “Indemnified Party”), such Indemnified Party promptly shall notify the Person from whom indemnity is sought (the “Indemnifying Party”) in writing, and the Indemnifying Party shall be entitled to assume the defense thereof, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of all fees and expenses incurred in connection with defense thereof; provided, that the failure of any Indemnified Party to give such notice shall not relieve the Indemnifying Party of its obligations or liabilities pursuant to this Agreement, except (and only) to the extent that it shall be finally determined by a court of competent jurisdiction (which determination is not subject to appeal or further review) that such failure shall have proximately and materially adversely prejudiced the Indemnifying Party.

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(b)               An Indemnified Party shall have the right to employ separate counsel in any such Proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party or Parties unless: (1) the Indemnifying Party has agreed in writing to pay such fees and expenses; or (2) the Indemnifying Party shall have failed promptly to assume the defense of such Proceeding and to employ counsel reasonably satisfactory to such Indemnified Party in any such Proceeding; or (3) the named parties to any such Proceeding (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party, and such parties shall have been advised by counsel that a conflict of interest is likely to exist if the same counsel were to represent such Indemnified Party and the Indemnifying Party (in which case, if such Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense thereof and such counsel shall be at the expense of the Indemnifying Party). The Indemnifying Party shall not be liable for any settlement of any such Proceeding effected without its written consent, which consent shall not be unreasonably withheld or delayed. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending or threatened Proceeding in respect of which any Indemnified Party is a party and indemnity has been sought hereunder, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such Proceeding.

(c)               All fees and expenses of the Indemnified Party (including reasonable fees and expenses to the extent incurred in connection with investigating or preparing to defend such Proceeding in a manner not inconsistent with this Section) shall be paid to the Indemnified Party, as incurred, within thirty (30) Business Days of written notice thereof to the Indemnifying Party (regardless of whether it is ultimately determined that an Indemnified Party is not entitled to indemnification hereunder; provided, that the Indemnified Party shall reimburse all such fees and expenses to the extent it is finally judicially determined that such Indemnified Party is not entitled to indemnification hereunder).

6.4              Contribution.

(a)               If a claim for indemnification under Sections 6.1 or 6.2 is due but unavailable to an Indemnified Party, then each Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and the Indemnified Party on the other in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission.

(b)               The amount paid or payable by a party as a result of any Losses shall be deemed to include, subject to the limitations set forth in Section 6.3, any reasonable attorneys’ or other reasonable fees or expenses incurred by such party in connection with any Proceeding to the extent such party would have been indemnified for such fees or expenses if the indemnification provided for in this Section was available to such party in accordance with its terms. In no event shall the Purchaser be required to contribute an amount under this Section 6.4 in excess of the net proceeds received by it upon the sale of its Registrable Securities pursuant to a Registration Statement giving rise to such contribution obligation.

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(c)               The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 6.4 were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in the immediately preceding paragraph. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not also guilty of such fraudulent misrepresentation.

(d)               The indemnity and contribution agreements contained in this Article 6 are in addition to any liability that the Indemnifying Parties may have to the Indemnified Parties pursuant to the law.

6.5              Survival. The agreements contained in this Article 6 shall survive the transfer of the Registered Securities by the Purchaser and sale of all of the Registrable Securities pursuant to any registration statement and shall remain in full force and effect, regardless of any investigation made by or on behalf of any Purchaser Indemnified Party.

Article 7. RULE 144

If the Company is subject to the requirements of Section 13, 14 or 15(d) of the Exchange Act, the Company covenants that it will file any reports required to be filed by it under the Securities Act and the Exchange Act, so as to enable the Purchaser to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (a) Rule 144 under the Securities Act or (b) any successor rule or regulation hereafter adopted by the Commission. Upon the request of the Purchaser, the Company will deliver to the Purchaser a written statement as to whether it has complied with such requirements.

Article 8. MISCELLANEOUS

8.1              Remedies. In the event of a breach by the Company or the Purchaser of any of their respective obligations under this Agreement, the Company or the Purchaser, as the case may be, in addition to being entitled to exercise all rights granted by law and under this Agreement, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. The Company and the Purchaser acknowledge and agree that monetary damages would not provide adequate compensation for any losses incurred by reason of a breach by either of them of any of the provisions of this Agreement and each hereby further agrees that, in the event of any action for specific performance in respect of such breach, it shall waive the defense that a remedy at law would be adequate.

8.2              No Inconsistent Agreements. The Company shall not enter into any such agreement with respect to its securities that is inconsistent with or violates the rights granted to the Purchaser in this Agreement.

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8.3              Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the same shall be in writing and signed by the Company and the Purchaser shall have consented thereto.

8.4              Termination of Registration Rights. This Agreement to register Registrable Securities for sale under the Securities Act shall terminate on the earliest to occur of (a) the first date on which all outstanding Registrable Securities are eligible for sale under Rule 144 and (i) restrictive legends have been removed from all book entry positions or certificates representing the applicable Registrable Securities, or (ii) if the Purchaser is unable to deliver an opinion that it is not then an affiliate of the Company, the Company has committed to remove such restrictive legends from the applicable Registrable Securities covered by a Form 144 that has been filed with the Commission pursuant to Rule 144, and (b) the later of the third anniversary of the effective date of the Registration Statement filed pursuant to Section 2.1 or the fifth anniversary of the Original Issue Date, in either case which shall be extended day-day-for day for any blackout periods initiated by the Company in accordance with Section 2.3 in effect during the 180 day period prior to the scheduled termination date; provided that the following shall not be taken into account for calculating such day-for-day extensions: (i) closed trading windows established by the Company for its Common Stock that are applicable to the Purchaser while it has a representative serving on the Company’s Board of Directors and (ii) blackout periods related to Purchaser’s possession of material non-public information. Notwithstanding any termination of this Agreement pursuant to this Section 8.4, the parties’ rights and obligations under Article 6 hereof shall continue in full force and effect in accordance with their respective terms.

8.5              Notices. Any notice, demand, request, waiver or other communication required or permitted to be given hereunder shall be in writing and shall be delivered by a recognized courier service, fully prepaid and properly addressed upon the earlier of (i) actual receipt thereof, as shown by the records of such courier or (ii) five days after the receipt thereof by the courier from the party giving it. The addresses for such notice, demand, request, waiver or other communication shall be:

If to the Company:

Eastman Kodak Company

343 State Street

Rochester, NY 14650

Attention: General Counsel

If to Purchaser:

GO EK Ventures IV, LLC

7632 County Road 42

Victor, New York, 14564-8906

Attention:       David Bovenzi, Managing Director

E-Mail:            dbovenzi@grandoakscap.com

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Either party may from time to time change its address for notice by giving at least five (5) days written notice of such changed address to the other party.

8.6              Successors and Assigns.

(a)               This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns and shall inure to the benefit of the Purchaser and its successors and permitted assigns. Neither party may assign this Agreement nor any of its rights or obligations hereunder without the prior written consent of the other party; provided, however that Purchaser's rights under this Agreement may be assigned (but only with all related obligations) to a transferee of Registrable Securities that (i) is an Affiliate of a Purchaser; or (ii) after such transfer, holds shares of Registrable Securities representing at least 2,500,000 shares of Common Stock (subject to appropriate adjustment for stock splits, stock dividends, combinations, and other recapitalizations).

(b)               In the event the Company engages in a merger or consolidation in which the Registrable Securities are converted into securities of another company, or if there are any changes in the Common Stock by way of share split, stock dividend, combination or reclassification, appropriate arrangements will be made so that the registration rights provided under this Agreement continue to be provided to the Purchaser by the issuer of such securities. To the extent any new issuer, or any other company acquired by the Company in a merger or consolidation, was bound by registration rights obligations that would conflict with the provisions of this Agreement, the Company will, unless the Purchaser otherwise agrees, use commercially reasonable efforts to modify any such “inherited” registration rights obligations so as not to interfere in any material respects with the rights provided under this Agreement.

8.7              Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and, all of which taken together shall constitute one and the same Agreement and shall become effective when counterparts have been signed by each party and delivered to the other parties hereto, it being understood that all parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile signature were the original thereof.

8.8              Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York. This Agreement shall not be interpreted or construed with any presumption against the party causing this Agreement to be drafted. The exclusive jurisdiction for the resolution of any conflicts regarding this Agreement shall be in the courts of the Western District of New York. This exclusive jurisdiction is a material provision to this Agreement.

8.9              Waiver of Jury Trial. Each of the parties to this Agreement hereby unconditionally agrees to waive, to the fullest extent permitted by applicable law, its respective rights to a jury trial of any claim or cause of action (whether based on contract, tort or otherwise) based upon, arising out of or relating to this Agreement or the transactions contemplated hereby. The scope of this waiver is intended to be all-encompassing of any and all disputes that may be filed in any court and that relate to the subject matter of this Agreement, including contract claims, tort claims and all other common law and statutory claims. Each party hereto: (i) acknowledges that this waiver is a material inducement to enter into this Agreement, that each has already relied on this waiver in entering into this Agreement, and that each will continue to rely on this waiver in their related future dealings, (ii) acknowledges that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not in the event of any action or proceeding, seek to enforce the foregoing waiver and (iii) warrants and represents that it has reviewed this waiver with its legal counsel and that it knowingly and voluntarily waives its jury trial rights following consultation with legal counsel. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING (OTHER THAN BY A MUTUAL WRITTEN WAIVER SPECIFICALLY REFERRING TO THIS SECTION 8.9 AND EXECUTED BY EACH OF THE PARTIES HERETO), AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT. In the event of litigation, this Agreement may be filed as a written consent to a trial by the court.

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8.10          Cumulative Remedies. The remedies provided herein are cumulative and not exclusive of any remedies provided by law.

8.11          Severability. If any term, provision, covenant or restriction of this Agreement is held to be invalid, illegal, void or unenforceable in any respect, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

8.12          Section Headings. The Section headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

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IN WITNESS WHEREOF, the parties hereto have caused this Registration Rights Agreement to be duly executed by a person thereunto authorized as of the date first indicated above.

COMPANY:

EASTMAN KODAK COMPANY

By:	/s/ David E. Bullwinkle

Name:	David E. Bullwinkle

Title:	Chief Financial Officer and Senior Vice President

[Signature Page to Series C Registration Rights Agreement]

PURCHASER:

GO EK VENTURES IV, LLC

By:	/s/ B. Thomas Galisano

Name:	B. Thomas Galisano

Title:	Member

[Signature Page to Series C Registration Rights Agreement]